SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the unaudited consolidated financial statements for the nine-month period ended on March 31, 2010 and March 31, 2009 filed with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Unaudited Financial Statements for the nine-month period

ended March 31, 2010

Fiscal year No. 120 beginning July 1, 2009

Presented comparatively

Expressed in thousands of Argentine Pesos (See Note 1 to the Unaudited Basic Financial Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.35% (See Note 8.n to the Unaudited Basic Financial Statements)

Type of stock	CAPITAL COMPOSITION (Note 4 to the Unaudited Basic Financial Statements)
	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	782,064,214	78,206	78,206

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2010 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	21,904	21,524
Other investments, net (Note 4.b)	167,140	186,169
Accounts receivable, net (Note 4.c)	292,913	232,376
Other receivables and prepaid expenses, net (Note 4.d)	63,263	73,572
Inventory (Note 4.e)	1,654	715

Total Current Assets	546,874	514,356

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	23,653	5,253
Other receivables and prepaid expenses, net (Note 4.d)	127,707	152,894
Inventory (Note 4.e)	11,023	11,031
Fixed assets, net (Note 4.f)	1,549,944	1,581,723
Other investments, net (Note 4.b)	158,368	176,860
Intangible assets, net (Note 4.g)	35,819	15,514

Subtotal Non-Current Assets	1,906,514	1,943,275

Goodwill, net (Note 4.h)	14,508	(6,116)

Total Non-Current Assets	1,921,022	1,937,159

Total Assets	2,467,896	2,451,515

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	197,971	213,715
Short-term debt (Note 4.j)	173,375	235,824
Salaries and social security payable (Note 4.k)	19,813	23,857
Taxes payable (Note 4.l)	80,750	125,546
Customer advances (Note 4.m)	86,231	76,721
Other liabilities (Note 4.n)	34,866	3,718

Total Debts	593,006	679,381

Provisions (Note 4.o)	1,772	1,004

Total Current Liabilities	594,778	680,385

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	22,723	19,681
Long-term debt (Note 4.j)	758,344	692,134
Taxes payable (Note 4.l)	49,087	56,952
Customer advances (Note 4.m)	91,608	93,528
Other liabilities (Note 4.n)	14,276	14,926

Total Debts	936,038	877,221

Provisions (Note 4.o)	7,458	5,492

Total Non-Current Liabilities	943,496	882,713

Total Liabilities	1,538,274	1,563,098

Minority interest	129,926	122,559

SHAREHOLDERS’ EQUITY	799,696	765,858

Total Liabilities and Shareholders’ Equity	2,467,896	2,451,515

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 3)	03.31.09 (Notes 1 and 3)
Revenues:
Leases and services	374,972	283,592
Consumer financing	181,974	175,703
Other	—	9,004

Total revenues	556,946	468,299

Costs:
Leases and services	(112,553)	(78,839)
Consumer financing	(75,097)	(97,685)
Other	—	(5,920)

Total costs	(187,650)	(182,444)

Gross profit:
Leases and services	262,419	204,753
Consumer financing	106,877	78,018
Other	—	3,084

Total gross profit	369,296	285,855

Selling expenses	(120,349)	(159,452)
Administrative expenses	(54,700)	(50,548)
Gain from recognition of inventories at net realizable value (Note 20 to the unaudited basic financial statements)	826	—
Net income (loss) from retained interest in securitized receivables	34,824	(48,959)

Subtotal	(139,399)	(258,959)

Operating income	229,897	26,896

Amortization of goodwill, net	(1,226)	(799)

Financial gain (loss) generated by assets:
Interest income from past-due receivables	5,860	3,952
Other interest	253	1,255
Results from financial investments	(727)	(4,313)
Mortgage loans interest Torres de Abasto	42	57
Effect on the present value accounting	3,303	(7,148)
Foreign currency exchange gain	894	15,920
Gain from hedge operations	—	10,480
Interest income from related parties (Note 5)	79	84

Subtotal	9,704	20,287

Financial gain (loss) generated by liabilities:
Interest expense	(35,671)	(28,662)
Foreign currency exchange loss	(5,919)	(35,504)
Interest and exchange differences with related parties (Note 5)	(34,232)	(54,654)
Gain from repurchase of Non Convertible Notes	—	13,202
Loss from hedge operations (Note 11 to the unaudited basic financial statements and Note 5)	(2,582)	—
Other interest	(57)	(240)
Interest on taxes payable	(8,287)	(6,229)

Subtotal	(86,748)	(112,087)

Total financial results, net	(77,044)	(91,800)

Other income (expenses), net (Note 4.p)	(2,063)	322

Income (loss) before taxes and minority interest	149,564	(65,381)

Income tax expense	(55,941)	14,526
Minority interest	(3,785)	12,403

Net income (loss)	89,838	(38,452)

Basic net earning (loss) per share (Note 10)	0.1149	(0.0492)

Diluted net earning (loss) per share (Note 10)	0.0393	(0.0041)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 3)	03.31.09 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	48,984	255,888
Cash and cash equivalents as of the end of the period	31,805	40,869

Decrease in cash and cash equivalents	(17,179)	(215,019)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	89,838	(38,452)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	13,198	80,517
Depreciation of fixed assets	84,020	66,860
Income from barter transaction	—	(2,867)
Amortization of intangible assets	5,547	41
Amortization of goodwill, net	1,226	799
Loss on fixed assets retired	19,018	900
Provision for tax on personal assets of shareholders	582	—
Charge of provision for contingencies	2,525	972
Allowance for doubtful accounts	22,907	68,374
Allowance for impairment of investments	(2,851)	4,089
Net (income) loss in credit card trust	(34,824)	44,380
Provision for donations	—	191
Gain from hedge operations	—	(1,099)
Provision for Directors’ fees	8,626
Gain from recognition of inventories at net realizable value	(826)	—
Minority interest	3,785	(12,403)
Income tax	55,941	(14,526)
Changes in certain assets and liabilities, net of non- cash transactions and the effect of acquisitions:
Increase in accounts receivable	(88,763)	(46,218)
Decrease (Increase) in other receivables and prepaid expenses	37,369	(96,650)
Decrease in inventory	185	58
Decrease in trade accounts payable	(21,043)	(93,249)
Increase in customer advances	7,590	10,799
(Decrease) Increase in taxes payable	(109,211)	63,828
Decrease in salaries and social security payable	(4,131)	(10,290)
Increase (Decrease) in provision for contingencies	209	(1,219)
Decrease in other liabilities	(15,620)	(10,933)
Increase (Decrease) in accrued interest	3,378	(15,319)

Net cash provided by (used in) operating activities	78,675	(1,417)

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 3)	03.31.09 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary companies, net of cash acquired	(10,196)	—
Acquisition of fixed assets	(62,036)	(185,916)
Increase in goodwill	(470)	—
Advances for sale of Tarshop S.A.’ s shares	20,422	—
Increase in investments	43,421	(42,985)
Collection of receivables from related parties	6,598	—
Loans collected (granted) from third parties	309	(2,210)
Acquisition of undeveloped parcels of land and other real estate	(700)	(3,608)
Increase of intangible assets	(7,253)	—

Net cash used in investing activities	(9,905)	(234,719)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Non-Convertible Notes, net	79,782	—
Payment of short-term and long-term debt	(98,569)	(35,245)
Cash from minority shareholders’ capital contributions to subsidiaries	5,417	36,164
Income from issuance of securities representing short-term debt	22,720	—
Dividens paid to minority shareholders	(1,158)	—
Payment of Non-Convertible Notes	(22,003)	—
Payment of dividens	(56,000)	(60,238)
(Payment of) proceeds from overdrafts	(52,715)	54,681
Payment of seller financing of Mendoza Plaza Shoppping S.A.	—	(9,090)
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	—	(6,830)
Payment of loans for purchase of undeveloped parcels of land	(17,173)	(15,464)
Cash paid for repurchase of Non-Convertible Notes	(12,000)	(12,764)
Proceeds from short-term and long-term debts	65,750	69,903

Net cash (used in) provided by financing activities	(85,949)	21,117

DECREASE IN CASH AND CASH EQUIVALENTS	(17,179)	(215,019)

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.5) to the Unaudited Basic Financial Statements.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10	03.31.09
Supplemental cash flow information
Cash paid during the period for:
– Interest	53,354	81,979
– Income tax	14,784	11,843

Non-cash activities:
– Liquidation of interest in credit card receivables	13,070	35,875
– Increase in fixed assets through an increase in trade accounts payable	5,623	9,802
– Increase in intangible assets through an increase in other liabilities	7,321	—
– Increase in goodwill through a decrease in minority interest	—	8,150
– Increase in inventory through a decrease in other non-current investments	—	4,777
– Increase in accounts receivable through an increase in customer advances	—	15,002
– Increase in inventory through a decrease in fixed assets	290	—
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	—	4,600
– Increase in salaries and social security payable through a decrease in provisions	—	407

	03.31.10	03.31.09
Acquisition of subsidiary companies
Accounts receivable	11	—
Other receivables and prepaid expenses	1,022	—
Investments	395	—
Fixed assets	289	—
Intangibles assets	11,278	—
Trade accounts payable	(2,718)	—
Salaries and social security payable	(87)	—
Taxes payable	(27)	—
Other liabilities (includes Ps. 4,455 with Alto Palermo S.A.)	(5,294)	—

Total non-cash assets acquired	4,869	—

Cash and cash equivalents acquired	13	—

Total net assets acquired	4,882	—

Minority interest	(897)	—
Goodwill	21,478	—

Subsidiary companies acquisition value	25,463	—

Cash and cash equivalents acquired	13	—
Amount financed by the sellers	14,574	—
Advance payments	2,254	—

Outflows of cash and cash equivalents by acquisition of subsidiaries	8,622	—

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

The Company has consolidated its Balance Sheets as of March 31, 2010 and June 30, 2009, the Statements of Income and Cash Flow for the nine-month periods ended March 31, 2010 and 2009 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

COMPARATIVE INFORMATION

The comparative information at June 30, 2009 and March 31, 2009 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
	03.31.10	03.31.09
Emprendimiento Recoleta S.A.	53.68	53.68	03.31.10
Tarshop S.A. (“Tarshop”) (2)	100	93.439	03.31.10
Shopping Neuquén S.A.	98.14	98.14	03.31.10
Shopping Alto Palermo S.A. (3)	—	99.9999	—
Fibesa S.A. (6)	99.999	99.999	03.31.10
Conil S.A. (4)	100	50	03.31.10
Panamerican Mall S.A.	80	80	03.31.10
Comercializadora Los Altos S.A. (1)	—	100	—
Arcos del Gourmet S.A. (5)	80	—	03.31.10

(1)	Corresponded to the 90% of the direct interest of Alto Palermo S.A. and 10% of the indirect interest through Shopping Alto Palermo S.A. As from July 1st, 2009, Comercializadora Los Altos S.A. merged into Fibesa S.A. See Note 8.j) to the Unaudited Basic Financial Statements.
(2)	See Note 8.a.i).
(3)	Merged into Alto Palermo S.A. as from July 1st, 2009. See Note 8.h) to the Unaudited Basic Financial Statements.
(4)	On October 21, 2009, the remaining 50 % in Conil S.A. was acquired. See Note 8.l) to the Unaudited Basic Financial Statements.
(5)	On November 27, 2009 a direct interest in Arcos del Gourmet S.A was acquired. See Note 8.a) to the Unaudited Basic Financial Statements.
(6)	See Note 8.i) to the Unaudited Basic Financial Statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

a.	Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds are carried at their market value at period/year-end and time deposits are carried at face value plus accrued interest at period/year-end.

b.2.	Other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Unaudited Consolidated Financial Statements is as follows:

a)	Cash and banks:

	03.31.10	06.30.09
Cash in local currency	3,300	2,677
Cash in foreign currency	885	241
Bank accounts in local currency	12,396	14,766
Bank accounts in foreign currency	5,323	3,840

Total cash and banks	21,904	21,524

b)	Other investments, net:

	03.31.10	06.30.09
Current
Retained interests in securitized receivables (CP)	143,414	136,231
Mutual funds in local currency (ii)	22,897	10,027
Trust debt titles (TDF)	4,820	16,490
Mutual funds in foreign currency (i)	4,143	3,954
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	816	633
BONTE 2006 bonds (Note 7.b)	34	34
Time deposits in local currency (i)	—	14,903
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987
Allowance for impairment of investments	(8,984)	(10,198)

Total	167,140	186,169

(i)	Considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.
(ii)	As of March 31, 2010 and June 30, 2009 include Ps. 5,758 and Ps. 8,603, respectively, considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	03.31.10	06.30.09
Non-current
Undeveloped parcels of land:
- Beruti plot of land	52,901	52,715
- Caballito plot of land	36,741	36,741
- Patio Olmos	32,949	32,949
- Torres Rosario plot of land	16,090	15,577
- Air Space Coto	13,188	13,188
- Other real estate	2,768	2,372
Retained interests in securitized receivables (CP)	3,929	22,899
Advances for purchase of shares	—	2,254
Other investments	56	56
Allowance for impairment of investments	(254)	(1,891)

Total	158,368	176,860

Total other investments, net	325,508	363,029

c)	Accounts receivable, net:

	03.31.10	06.30.09
Current
Consumer financing receivables (Tarshop)	207,490	141,570
Leases and services receivable	56,160	56,382
Checks to be deposited	51,245	62,230
Pass-through expenses receivable	34,422	37,689
Debtors under legal proceedings	30,529	28,388
Related parties (Note 5)	7,034	9,273
Notes receivable	6,534	7,462
Receivables with collection agents (Tarshop)	6,099	5,070
Mortgages receivable Torres de Abasto	540	519
Credit cards receivable	258	1,161
Allowance for doubtful accounts	(107,398)	(117,368)

Total	292,913	232,376

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	03.31.10	06.30.09
Non-current
Consumer financing receivables (Tarshop)	24,026	6,490
Notes receivable	660	1,279
Leases and services receivable	300	—
Mortgages receivable Torres de Abasto	163	192
Allowance for doubtful accounts	(1,496)	(2,708)

Total	23,653	5,253

Total accounts receivable, net	316,566	237,629

d)	Other receivables and prepaid expenses, net:

	03.31.10	06.30.09
Current
Prepaid expenses	16,759	15,789
Value Added Tax (VAT)	14,037	1,160
Guarantee deposits re. securitization programs (Note 7.a))	6,522	6,782
Guarantee deposits (i)	4,375	238
Receivables for third party services offered in Tarshop stores	4,105	2,746
Related parties (Note 5)	3,861	9,981
Prepaid services	3,655	1,753
MPIT	3,103	—
Other tax credits	1,685	1,001
Other tax credits – Gross revenue tax	1,226	987
Income tax credits, net	1,020	13,265
Prepaid gross revenue tax	791	718
Loans granted	469	4,940
Other prepaid taxes	441	256
Receivables from shareholders of related companies	29	29
Receivables from financial operations	2	11,547
Others	1,183	2,380

Total	63,263	73,572

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	03.31.10	06.30.09
Non-current
Value Added Tax (VAT)	62,231	64,375
Deferred income tax	49,180	64,233
Related parties (Note 5)	20,443	22,509
MPIT	11,471	20,274
Mortgages receivable	2,208	2,208
Prepaid expenses	1,735	133
Prepaid gross revenue tax	944	936
Guarantee deposits (i)	377	375
Loans granted	295	588
Guarantee deposits re. securitization programs (Note 7.a))	—	999
Allowance for mortgage receivable	(2,208)	(2,208)
Deferred tax allowance	(3,984)	(5,855)
Imputed interest of non-current receivables	(14,985)	(17,509)
Others	—	1,836

Total	127,707	152,894

Total other receivables and prepaid expenses, net	190,970	226,466

(i)	It includes restricted funds. (See Note 7.a) to the Unaudited Basic Financial Statements and Note 7.d)).

e)	Inventory:

	03.31.10	06.30.09
Current
Mendoza plot of land (Note 20 to the Unaudited Basic Financial Statements)	1,116	—
Resale merchandise	538	715

Total	1,654	715

Non-current
Units under construction (Note 8.d) to the Unaudited Basic Financial Statements)	11,023	11,023
Others	—	8

Total	11,023	11,031

Total inventory	12,677	11,746

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

f)	Fixed assets, net:

	03.31.10	06.30.09
Properties:
Shopping Centers:
Dot Baires (i)	522,990	506,568
Abasto	160,011	166,763
Alto Palermo	140,244	156,549
Patio Bullrich	90,337	95,866
Mendoza Plaza	80,920	84,740
Alto Avellaneda	74,652	83,905
Alto Rosario	79,011	80,844
Paseo Alcorta	70,846	74,003
Córdoba Shopping - Villa Cabrera	63,684	66,872
Alto NOA	21,949	23,047
Buenos Aires Design	9,309	11,184
Other properties	18,449	18,913
Neuquén Project (Note 9.a))	9,488	9,488
Facilities	78,893	86,933
Suppliers advances (Note 8.b) to the Unaudited Basic Financial Statements)	33,692	27,252
Furniture, fixture and equipment	13,526	16,404
Leasehold improvements	2,795	5,044
Office	260	—
Software	3,003	4,223
Computer equipment	2,517	3,555
Vehicles	21	25
Work in progress:
Dot Baires	62,448	51,283
Shopping centers improvements	10,428	7,965
Tarshop	471	297

Total fixed assets, net	1,549,944	1,581,723

(i)	As of March 31, 2010 and June 30, 2009 includes financial costs of Ps. 97,686 and Ps. 96,391, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

g)	Intangible assets, net:

	03.31.10	06.30.09
Non-compete agreement (Note 8.m) to the Unaudited Basic Financial Statements)	10,435	—
Preoperating expenses	23,917	14,390
Customer relationships (Note 8.a.i))	626	670
Trademarks (Note 8.a.i))	841	454

Total intangible assets, net	35,819	15,514

h)	Goodwill, net:

	03.31.10	06.30.09
- Arcos del Gourmet S.A. (i)	20,873	—
- Conil S.A. (ii)	506	—
- Fibesa S.A.	856	2,395
- Tarshop S.A.	6,904	6,897
- Emprendimiento Recoleta S.A.	(280)	(336)
- Mendoza Plaza Shopping S.A.	(5,743)	(5,988)
- Empalme S.A.I.C.F.A. y G.	(8,608)	(9,084)

Total goodwill, net	14,508	(6,116)

(i)	See Note 8.a) to the Unaudited Basic Financial Statements.
(ii)	See Note 8.l) to the Unaudited Basic Financial Statements.

i)	Trade accounts payable:

	03.31.10	06.30.09
Current
Suppliers	128,810	113,233
Accruals	51,861	74,178
Related parties (Note 5)	17,158	20,614
Others	142	5,690

Total	197,971	213,715

Non-current
Related parties (Note 5)	11,313	8,438
Shareholders of related companies	11,307	10,997
Suppliers	103	246

Total	22,723	19,681

Total trade accounts payable	220,694	233,396

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

j)	Short-term and long-term debt:

	03.31.10	06.30.09
Current
– Banks
Overdrafts	29,092	81,807
Banco Hipotecario S.A. (Note 5 y 7.c))	20,000	—
Standard Bank Argentina S.A. (Note 7.c))	17,237	13,958
Banco Supervielle S.A. (Note 7.c))	4,351	1,380
Banco Itaú Buen Ayre S.A. (Note 7.c))	3,919	3,999
Banco Santander Rio	1,000	5,500
Banco Nación	—	30,000
Banco Ciudad	—	15,000
Banco de Servicios y Transacciones S.A.	—	3,733
Banco CMF S.A.	—	3,000
Nuevo Banco Industrial de Azul S.A.	—	2,600
Interest payable to credit card trust	2,647	4,867
Accrued bank interests (Note 7.c))	729	1,698

Subtotal	78,975	167,542

– Financial
Non-Convertible Notes (Note 5)	39,766	39,759
Securities representing short-term debt (Note 11)	22,720	—
Accrued interest on Non-Convertible Notes (Note 5)	17,914	5,456
Seller financing – Arcos del Gourmet S.A. (Note 8.a) to the Unaudited Basic Financial Statements)	10,653	—
Accrued interest on Convertible Notes (Note 5)	3,613	7,959
Seller financing – Conil S.A. (Note 8.l) to the Unaudited Basic Financial Statements)	582	—
Securities representing short-term debt - interest accrued (Note 11)	283	—
Mortgage loans for acquisition of Beruti plot of land (Note 8.e) to the Unaudited Basic Financial Statements)	—	15,626
Deferred debt costs	(1,350)	(833)
Others	219	315

Subtotal	94,400	68,282

Total	173,375	235,824

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	03.31.10	06.30.09
Non-current
– Financial
Non-Convertible Notes (Note 5)	574,840	516,191
Convertible Notes (Note 5)	183,150	179,324
Seller financing - Arcos del Gourmet S.A. (Note 8.a) to the Unaudited Basic Financial Statements)	3,484	—
Deferred debt costs	(3,132)	(3,539)
Others	2	158

Subtotal	758,344	692,134

Total	758,344	692,134

Total short-term and long-term debt	931,719	927,958

k)	Salaries and social security payable:

	03.31.10	06.30.09
Provision for annual complementary salary, vacation, bonuses and others	16,648	18,446
Social security payable	2,858	4,760
Salaries payable	134	183
Others	173	468

Total salaries and social security payable	19,813	23,857

l)	Taxes payable:

	03.31.10	06.30.09
Current
Income tax, net	28,777	9,672
Tax payment facilities plan for Value Added Tax (VAT) payable	24,108	57,258
Value Added Tax (VAT) payable, net	13,069	12,633
Other tax withholdings	3,041	2,754
Gross revenue tax withholdings	2,373	1,586
Provision for gross revenue tax	2,333	1,924
MPIT	2,191	11,102
Other taxes payable	1,628	2,942
Tax amnesty plan for income tax payable	1,509	1,358
Tax amnesty plan for municipality taxes payable	616	—
Provision for tax on personal assets of Shareholders	582	418
Tax amnesty plan for gross revenue tax payable	327	309
Income tax withholdings	196	1,453
Tax payment facilities plan for income tax payable	—	21,819
Tax payment facilities plan for MPIT	—	318

Total	80,750	125,546

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	03.31.10	06.30.09
Non-current
Deferred income tax	26,199	34,939
Tax amnesty plan for income tax payable	19,554	20,704
Tax amnesty plan for municipality taxes payable	2,277	—
Tax amnesty plan for gross revenue tax payable	1,054	1,301
MPIT	3	8

Total	49,087	56,952

Total taxes payable	129,837	182,498

m)	Customer advances:

	03.31.10	06.30.09
Current
Admission rights	50,327	45,392
Lease and pass-through expenses advances (i) (Note 17.a) to the Unaudited Basic Financial Statements)	20,714	19,878
Customer advances	13,017	8,635
Guarantee deposits	2,008	2,816
Relates parties (Note 5)	165	—

Total	86,231	76,721

Non-current
Admission rights	61,026	60,626
Lease and pass-through expenses advances (i) (Note 17.a) to the Unaudited Basic Financial Statements)	30,582	32,902

Total	91,608	93,528

Total customer advances	177,839	170,249

(i)	As of March 31, 2010 and June 30, 2009 it includes payment advances of Ps. 10,121 and Ps. 8,122, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

n)	Other liabilities:

	03.31.10	06.30.09
Current
Advance for sale of Tarshop S.A.’s shares (Note 8.a.ii)) (Schedule G)	20,840	—
Accrual for Directors’ fees net of advances (Note 5)	8,626	1,836
Hedge operations (Note 5)	—	243
Debt with former minority shareholder of Tarshop S.A. (Note 8.m) to the Unaudited Basic Financial Statements) (Schedule G)	3,481	—
Withholdings and guarantee deposits	527	421
Contributed leasehold improvements (Note 17.b) to the Unaudited Basic Financial Statements)	470	470
Below market leases	55	4
Others	867	744

Total	34,866	3,718

Non-current
Contributed leasehold improvements (Note 17.b) to the Unaudited Basic Financial Statements)	9,610	9,964
Debt with former minority shareholder of Tarshop S.A. (Note 8.m) to the Unaudited Basic Financial Statements) (Schedule G)	4,064	—
Below market leases	99	169
Directors’ guarantee deposits (Note 5)	12	12
Debt with shareholders of related companies	—	4,781
Others	491	—

Total	14,276	14,926

Total other liabilities	49,142	18,644

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

o)	Provisions:

	03.31.10	06.30.09

Current
Provision for contingencies	1,772	1,004

Total	1,772	1,004

Non-current
Provision for contingencies	7,458	5,492

Total	7,458	5,492

Total Provisions	9,230	6,496

p)	Other income (expenses), net:

	03.31.10	03.31.09
Recovery of provisions	9	638
Recovery of contingencies, net	(8)	140
Tax on personal assets of Shareholders (Note 5)	(328)	(392)
Charge of provision for donations (Note 5)	(409)	(191)
Net loss from sales of assets	(201)	—
Others	(1,126)	127

Total other income (expenses), net	(2,063)	322

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	03.31.2010
	Current investments	Accounts receivable, net– Current	Other receivables and prepaid expenses, net – Current	Other receivables and prepaid expenses, net – Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Customer advances – Current	Short-term debt	Long-term debt	Other liabilities– Current	Other liabilities– Non-current
Agropecuaria Anta S.A. (1)	—	—	—	—	(1)	—	—	—	—	—	—
Banco Hipotecario S.A. (2)	816	340	—	—	—	—	(16)	(20,000)	—	—	—
Cactus S.A. (3)	—	15	—	—	(3)	—	—	—	—	—	—
Consorcio de Propietarios Libertador 498 (4)	—	1	—	—	(1)	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	1,970	—	—	(9,421)	—	—	(594)	(19,390)	—	—
Cyrsa S.A. (6)	—	225	—	—	(204)	—	(77)	—	—	—	—
Directors	—	2	—	—	—	—	—	(1)	(67)	(8,626)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(287)	—	—	—	—	—	—
Fundación IRSA (4)	—	6	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	5	—	—	(6)	—	—	—	—	—	—
IRSA International LLC (7)	—	—	47	—	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,369	—	—	(7,149)	—	(72)	(21,533)	(296,752)	—	—
Llao Llao Resorts SA (7)	—	10	—	—	(3)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	2,265	20,443	—	(11,313)	—	—	—	—	—
Museo de los Niños (4)	—	1,062	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	5	—	—	(73)	—	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	—	(1,184)	(60,002)	—	—
Personnel	—	—	1,549	—	—	—	—	—	—	—	—
Solares de Santa María S.A. (7)	—	1	—	—	—	—	—	—	—	—	—

Total	816	7,034	3,861	20,443	(17,158)	(11,313)	(165)	(43,312)	(376,211)	(8,626)	(12)

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5. (Continued)

Company	06.30.2009
	Current investments	Accounts receivable, net – Current	Other receivables and prepaid expenses, net - Current	Other receivable and prepaid expenses, net - Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities – Non-current
Agropecuaria Anta S.A. (1)	—	—	—	—	(1)	—	—	—	—	—
Banco Hipotecario S.A. (2)	633	5	—	—	—	—	—	—	—	—
Cactus S.A. (3)	—	13	—	—	(3)	—	—	—	—	—
Consorcio de Propietarios Libertador 498 (4)	—	10	—	—	(1)	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	4,329	—	—	(3,661)	—	(208)	(18,985)	(243)	—
Cyrsa S.A. (6)	—	123	—	—	(200)	—	—	—	—	—
Directors	—	—	27	—	—	—	(1)	(65)	(1,836)	(12)
E-Commerce Latina S.A. (7)	—	51	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(183)	—	—	—	—	—
Fundación IRSA (4)	—	4	—	—		—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	5	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (7)	—	—	—	—	(43)	—	—	—	—	—
Inversiones Ganaderas S.A. (1)	—	—	—	—	(1)	—	—	—	—	—
Inversora Bolívar S.A. (7)	—	41	—	—	(2,827)	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,896	6,580	—	(13,672)	—	(20,483)	(297,613)	—	—
Metroshop S.A. (10)	—	—	2,265	22,509	—	(8,438)	—	—	—	—
Museo de los Niños (4)	—	792	—	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	(2,609)	(58,749)	—	—
Personnel	—	—	1,109	—	—	—	—	—	—	—
Rummaala S.A. (11)	—	1	—	—	—	—	—	—	—	—

Total	633	9,273	9,981	22,509	(20,614)	(8,438)	(23,301)	(375,412)	(2,079)	(12)

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5. (Continued)

Company	03.31.2010
	Administrative expenses	Financial gain (loss) generated by liabilities	Financial gain (loss) generated by assets	Other income (expenses), net	Shared services –Salaries and bonuses
Shareholders	—	—	—	(328)	—
Cresud S.A.C.I.F. y A. (5)	—	(4,125)	—	—	(8,337)
Directors	(16,450)	(6)	—	—	—
Fundación IRSA (4)	—	—	—	(409)	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	(3,104)	(26,986)	—	—	1,351
Parque Arauco S.A. (9)	—	(5,697)	—	—	—
Personnel	—	—	79	—	—
Estudio Zang, Bergel y Viñes (8)	(1,457)	—	—	—	—

Total	(21,011)	(36,814)	79	(737)	(6,986)

Company	03.31.2009
	Administrative expenses	Financial gain (loss) generated by liabilities	Financial gain (loss) generated by assets	Other income (expenses), net	Shared services –Salaries and bonuses
Shareholders	—	—	—	(392)	—
Cresud S.A.C.I.F. y A. (5)	—	(1,916)	—	—	462
Directors	(15,486)	(16)	—	—	—
Estudio Zang, Bergel y Viñes (8)	(1,609)	—	—	—	—
Fundación IRSA (4)	—	—	—	(191)	—
Inversora Bolívar S.A. (7)	(683)	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(37,929)	—	—	(1,725)
Parque Arauco S.A. (9)	—	(14,793)	—	—	—
Personnel	—	—	84	—	—

Total	(17,778)	(54,654)	84	(583)	(1,263)

1.	Subsidiary of Cresud S.A.C.I.F. y A..
2.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.	Equity investee of Cresud S.A.C.I.F. y A..
4.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
5.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Related to the Board of Directors.
9.	Sharerholder.
10.	Equity investee of Tarshop S.A..
11.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima (merged into Cyrsa S.A. as from October 1st, 2009).

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.10	Total as of 03.31.09
Revenues	379,464	181,974	—	561,438	(4,492)	556,946	468,299
Costs	(110,247)	(77,237)	(1)	(187,485)	(165)	(187,650)	(182,444)

Total gross profit as of 03.31.10	269,217	104,737	(1)	373,953	(4,657)	369,296	—

Total gross profit as of 03.31.09	205,664	75,861	3,084	284,609	1,246	—	285,855

Expenses:
Selling expenses	(26,186)	(94,123)	(40)	(120,349)	—	(120,349)	(159,452)
Administrative expenses	(42,937)	(16,147)	(21)	(59,105)	4,405	(54,700)	(50,548)
Gain from recogontion of inventories at net realizable value	—	—	826	826	—	826	—
Net income (loss) from retained interest in securitized recivables	—	34,824	—	34,824	—	34,824	(48,959)

Operating income (loss) 03.31.10	200,094	29,291	764	230,149	(252)	229,897	—

Operating income (loss) 03.31.09	146,118	(123,871)	2,971	25,218	1,678	—	26,896

Amortization of goodwill, net	(763)	(463)	—	(1,226)	—	(1,226)	(799)
Financial results, net	(68,719)	(6,232)	(40)	(74,991)	(2,053)	(77,044)	(91,800)
Other income (expenses), net	(1,426)	(643)	6	(2,063)	—	(2,063)	322

Income (loss) before taxes and minority interest 03.31.10	129,186	21,953	730	151,869	(2,305)	149,564	—

Income (loss) before taxes and minority interest 03.31.09	54,715	(123,061)	2,965	(65,381)	—	—	(65,381)

Income tax expense	(53,137)	(2,548)	(256)	(55,941)	—	(55,941)	14,526
Minority interest	(3,627)	(158)	—	(3,785)	—	(3,785)	12,403

Net income (loss) 03.31.10	72,422	19,247	474	92,143	(2,305)	89,838	—

Net income (loss) 03.31.09	29,022	(69,401)	1,927	(38,452)	—	—	(38,452)

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 03.31.10	Total as of 06.30.09
Depreciation and amortization 03.31.10– 9 months	85,758	5,035	—	90,793	—	90,793	—

Depreciation and amortization 06.30.09 – 12 months	89,150	5,575	—	94,725	—	—	94,725

Acquisition of fixed assets and intangible assets 03.31.10– 9 months	95,704	1,696	—	97,400	—	97,400	—

Acquisition of fixed assets and intangible assets 06.30.09 – 12 months	414,498	4,539	—	419,037	—	—	419,037

Operating assets as of 03.31.10	1,843,104	249,469	1,819	2,094,392	1,021	2,095,413	—

Operating assets as of 06.30.09	1,888,916	153,892	519	2,043,327	773	—	2,044,100

Non operating assets as of 03.31.10	140,967	166,080	—	307,047	65,436	372,483	—

Non operating assets as of 06.30.09	158,408	189,943	—	348,351	59,064	—	407,415

Total assets as of 03.31.10	1,984,071	415,549	1,819	2,401,439	66,457	2,467,896	—

Total assets as of 06.30.09	2,047,324	343,835	519	2,391,678	59,837	—	2,451,515

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card and personal loans accounts issued by Tarshop.

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

a)	Guarantee deposits re. securitization programs account includes the contingency and expenses funds of financial trust as credit protection for investors that as of March 31, 2010 amounted to Ps. 5,412. They are restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

c)	As of March 31, 2010, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (“CP”) according to the following detail:

–	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLII, XLIV, XLVII and LIV, (loan for Ps. 17,415).

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7: (Continued)

–	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,958).

–	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta de Shopping Series XXXII, XXXVIII and L, (loan for Ps. 4,411).

–	To Banco Hipotecario S.A., CP related to the Fideicomiso Financiero Tarjeta de Shopping Series XLVII, XLIX and LVI, (loan for Ps. 20,140).

d)	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in Other receivables and prepaid expenses for an amount of Ps. 413.

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Tarshop S.A.

(i)	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. reviewed the general and specific economic prospects for the Tarshop S.A.’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the prevailing market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in a capital increase in Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop S.A. from 80% to 93.439%.

During the second quarter of fiscal year 2009, Alto Palermo S.A. provided financial assistance to Tarshop S.A. for Ps. 105,000 then accepted as irrevocable capital contributions. The capitalization of such irrevocable capital contributions and the capital increase were decided by Tarshop S.A.’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stood at 98.5878%.

Subsequently, during January 2010 and related to the restructure operation of its interest in Tarshop S.A., the Company acquired the minority interest (1.4122%) property of the minority shareholder for USD 0.54 million, thus consolidating what its 20% interest will be as regards Tarshop S.A.’s capital stock in the event Central Bank of Argentina approval is registered.

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

(ii)	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Directors of the sale, assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

The sale price was established at the total and definitive amount of USD 26.8 million and the Company granted to Banco Hipotecario S.A. the indemnities that are usual in this type of transaction.

In this line of thought, on December 29, 2009, the contractual documents related to the sale of the 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. were subscribed.

It must be noted that the transaction is subject to the authorization and/or approval of the Central Bank of Argentina, under its function of enforcement agency in accordance with current regulations.

Upon executing the agreement, USD 5.4 million was received as prepayment, disclosed in “Other Liabilities” and the remaining balance of USD 21.4 million will be collected 5 working days after the Central Bank of Argentina notifies about the authorization, even with conditions to the transaction, whereupon price adjustments considered in the agreement and compliance with other conditions precedent will be taken into account.

b)	Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 Shopping Alto Palermo S.A. merged into the Company (see Note 8.h) to the Unaudited Basic Financial Statements).

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only involved lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account (Note 4.o).

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, the Company and the Municipality of Neuquén executed a new agreement by which the Company committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally, the Company was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the shared works has started.

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the premises where the shopping mall and/or hypermarket will be built, based on the condition of the real estate development in which the noncompliance has taken place.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. USD 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

b)	Tarshop credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop, transfers a portion of its customer credit card receivable balances to trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 357,546 during the period ended March 31, 2010 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps.13,500, TDF Series “A” for Ps. 283,686 and CP Series “C” for Ps. 60,360 were issued.

Tarshop acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, except for the TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII and XLIX, and TDF Series “C” of the Series XLVII, part of which Tarshop S.A. maintains in its portfolio. Cash reserves for losses in the amount of Ps. 5,412 have been made as credit protection for investors.

NOTE 10: EARNINGS (LOSS) PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

ALTO PALERMO S.A (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 10: (Continued)

	03.31.10 (in thousands)	03.31.09 (in thousands)
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,575,309	2,210,709

Below is a reconciliation between net income (loss) for the periods and the net income (loss) used as basis for calculation of the basic and diluted earnings (loss) per share.

	03.31.10	03.31.09
Net income (loss) for calculation of basic earnings (loss) per share	89,838	(38,452)
Interest – Convertible Notes	13,486	12,332
Foreign currency exchange loss on Convertible Notes	3,903	32,823
Income tax	(6,086)	(15,804)

Net income (loss) for calculation of diluted earnings per share	101,141	(9,101)

Basic net earnings (loss) per share	0.1149	(0.0492)
Diluted net earnings (loss) per share	0.0393	(0.0041)

NOTE 11: ISSUANCE OF SECURITIES REPRESENTING SHORT-TERM DEBT OF TARSHOP S.A.

During the current fiscal year, Tarshop requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed USD 25,000, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop approved the creation of the Program and its terms and conditions.

On February 15, 2010, the public offering for the Program was authorized by the CNV by registering it under No. 28. On that same day, the CNV’s Issuers’ Department resolved to authorize the issuance of Class I of Securities representing Short-Term Debt (VCPs) up to Ps. 15,000 that may be extended by up Ps. 25,000, under the special procedure to issue VCPs. On February 26, 2010, Class I was placed for a total nominal value of Ps. 22,720.

Class I VCPs will accrue interest from the issuance date at a nominal annual rate equal to the BADLAR Privada, plus cap-margin of 400 basic points. Interest payment dates will be: May 27, August 25 and November 23, 2010. Principal will be repaid in 270 days from issuance, that is to say, on November 23, 2010.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	12,354	7,648
Other investments, net (Schedules D and I)	9,613	21,800
Accounts receivable, net (Note 3.b and Schedule I)	146,248	106,297
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	50,756	60,948
Inventory (Note 3.d)	1,488	285

Total Current Assets	220,459	196,978

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Schedule I)	673	926
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	2,216	15,385
Inventory (Note 3.d)	11,023	11,023
Equity investments, net (Schedule C)	754,722	919,327
Other investments, net (Schedule D)	153,902	155,457
Fixed assets, net (Schedule A)	863,653	596,306
Intangible assets, net (Schedule B)	10,846	23

Subtotal Non-Current Assets	1,797,035	1,698,447

Negative goodwill (Note 3.e)	(14,351)	—

Total Non-Current Assets	1,782,684	1,698,447

Total Assets	2,003,143	1,895,425

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Schedule I)	44,995	45,592
Short-term debt (Note 3.g and Schedule I)	96,403	196,175
Salaries and social security payable (Note 3.h and Schedule I)	9,515	12,749
Taxes payable (Note 3.i and Schedule I)	39,675	51,435
Customer advances (Note 3.j and Schedule I)	71,909	41,165
Other liabilities (Note 3.k and Schedule I)	33,757	2,278

Total Current liabilities	296,254	349,394

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Schedule I)	103	—
Long-term debt (Note 3.g and Schedule I)	770,342	691,976
Taxes payable (Note 3.i and Schedule I)	35,255	35,503
Customer advances (Note 3.j and Schedule I)	68,016	34,455
Other liabilities (Note 3.k and Schedule I)	26,670	15,575

Total debts	900,386	777,509

Provisions (Note 3.l and Schedules E and I)	6,807	2,664

Total Non-Current Liabilities	907,193	780,173

Total Liabilities	1,203,447	1,129,567

SHAREHOLDERS’ EQUITY (per related statement)	799,696	765,858

Total Liabilities and Shareholders’ Equity	2,003,143	1,895,425

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 2)	03.31.09 (Notes 1 and 2)
Revenues:
Leases and services	303,073	172,565
Others	—	9,004

Total revenues	303,073	181,569

Costs:
Leases and services (Schedule H)	(82,113)	(44,975)
Others (Schedule F)	—	(5,920)

Total costs	(82,113)	(50,895)

Gross profit:
Leases and services	220,960	127,590
Others	—	3,084

Total gross profit	220,960	130,674

Selling expenses (Schedule H)	(15,290)	(10,120)
Administrative expenses (Schedule H)	(33,540)	(23,896)
Gain from recognition of inventories at net realizable value (Note 20)	826	—

Subtotal expenses	(48,004)	(34,016)

Operating income	172,956	96,658

Net income (loss) on equity investees (Note 6)	28,374	(34,010)
Amortization of negative goodwill	721	—
Financial gain (loss) generated by assets:
Interest income from related parties (Note 5)	2,676	2,188
Interest income from past-due receivables	5,285	2,701
Other interest	170	671
Mortgage loans interest Torres de Abasto	42	57
Results from financial investments	4,393	(4,885)
Gain from hedge operations	—	10,480
Foreign currency exchange gain	394	6,603

Subtotal	12,960	17,815

Financial gain (loss) generated by liabilities:
Interest and exchange differences with related parties (Note 5)	(35,886)	(56,842)
Interest expense	(35,402)	(27,918)
Loss from hedge operations (Notes 5 and 11)	(2,582)	—
Gain from repurchase of Non-Convertible Notes	—	13,202
Foreign currency exchange loss	(6,276)	(35,204)
Interest on taxes payable	(7,816)	(3,525)
Other interest	(11)	(32)

Subtotal	(87,973)	(110,319)

Total financial results, net	(75,013)	(92,504)

Other income (expenses), net (Note 3.m)	(902)	(541)

Income (loss) before taxes	126,136	(30,397)

Income tax expense (Note 12)	(36,298)	(8,055)

Net income (loss) for the period	89,838	(38,452)

Basic net earning (loss) per share (Note 10 to the Unaudited Consolidated Financial Statements)	0.1149	(0.0492)

Diluted net earning (loss) per share (Note 10 to the Unaudited Consolidated Financial Statements)	0.0393	(0.0041)

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Appraisal revaluation (Note 2.7)	Reserve for new developments	Reserve to free availability	Legal reserve (Note 13)	Retained earnings	Total as of 03.31.10	Total as of 03.31.09
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in-capital	Total
Balances as of the beginning of the year	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(22,060)	765,858	848,156
Dividends distribution - Shareholders meeting as of 10.31.08	—	—	—	—	—	—	—	—	—	—	(60,238)
Dividends distribution - Shareholders meeting as of 10.29.09	—	—	—	—	—	(56,000)	—	—	—	(56,000)	—
Loss absorption - Shareholders meeting as of 10.29.09	—	—	—	—	—	(6,326)	(15,734)	—	22,060	—	—
Net income (loss) for the period	—	—	—	—	—	—	—	—	89,838	89,838	(38,452)

Balances as of 03.31.10	78,206	84,621	522,805	685,632	3,953	183	—	20,090	89,838	799,696	—

Balances as of 03.31.09	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(38,452)	—	749,466

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 2)	03.31.09 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	15,353	171,036
Cash and cash equivalents as of the end of the period	21,633	7,096

Net increase (decrease) in cash and cash equivalents	6,280	(163,940)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	89,838	(38,452)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	16,269	73,066
Income from barter transaction	—	(2,867)
Depreciation of fixed assets	60,491	35,106
Amortization of intangible assets	1,751	31
Charge of provision for contingencies	2,585	547
Amortization of negative goodwill	(721)	—
Loss on fixed assets retired	303	266
Provision for Directors’ fees	8,231	—
Gain from recognition of inventories at net realizable value	(826)	—
Provision for tax on personal assets of shareholders	328	—
Provision for donations	—	161
(Income) loss on equity investees	(28,374)	34,010
Income from hedge operations	—	(1,099)
Allowance for doubtful accounts	4,833	3,535
Income tax	36,298	8,055
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
Increase in accounts receivable	(10,122)	(5,281)
Decrease (Increase) in other receivables and prepaid expenses	10,458	(19,498)
Decrease in inventory	167	219
Decrease in trade accounts payable	(4,196)	(1,537)
Increase (Decrease) in customer advances	16,865	(3,123)
Decrease in salaries and social security payable	(5,422)	(6,379)
(Decrease) Increase in taxes payable	(78,508)	8,386
Decrease in other liabilities	(2,638)	(4,542)
Decrease in provisions	(567)	(2,161)
Increase (Decrease) in accrued interest	3,801	(14,227)

Net cash provided by operating activities	120,844	64,216

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10 (Notes 1 and 2)	03.31.09 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	15,719	2,928
Acquisition of undeveloped parcels of land and other real estate	(699)	(3,608)
Acquisition of fixed assets	(9,447)	(20,921)
Acquisition of subsidiary companies, net of cash acquired	(10,652)	—
Irrevocable contributions in related parties	(21,885)	(145,031)
Common stock, additional paid-in-capital and irrevocable contributions (Tarshop S.A.)	—	(165,000)
Advances for sale of Tarshop S.A.´s shares	20,422	—
Loans granted to related parties	(250)	(10,600)
Acquisition of intangible assets	(5,253)	—
Collection of receivables from related parties	6,598	3,600
Payment of mortgage loans for the acquisition of Beruti plot of land	(17,173)	—
Loans granted to third parties	—	(1,409)
Increase in cash from merger	3,592	—
Dividends collected	1,342	48,700

Net cash used in investing activities	(17,686)	(291,341)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Non-Convertible Notes, net	79,782	—
Payment of Non-Convertible Notes	(22,003)	—
Cash paid for repurchase of Non-Convertible Notes	—	(12,764)
Payment of seller financing of Mendoza Plaza Shopping S.A.	—	(9,090)
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	—	(6,489)
Payment of loans for purchase of undeveloped parcels of land	—	(15,464)
Payment of loans granted by related parties	(1,027)	(6,489)
Proceeds from related parties loans	4,356	74,063
Proceeds from short-term bank loans	39,500	45,000
Payment of bank loans	(84,500)	—
(Payment of) Proceeds from overdrafts	(56,986)	54,656
Payment of dividends	(56,000)	(60,238)

Net cash (used in) provided by financing activities	(96,878)	63,185

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,280	(163,940)

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.5.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10	03.31.09
Supplemental cash flow information
Cash paid during the period for:
– Interest	51,503	46,351
– Income tax	7,444	1,628

Non-cash activities:
– Decrease in equity investments through a decrease in other liabilities (offsetting of dividends)	6,782	55,386
– Increase in taxes payable through an increase in equity investments	8,141	—
– Decrease in equity investments through an increase in fixed assets	27,919	—
– Increase in other liabilities through an increase in equity investments	106	—
– Increase in goodwill through an increase in equity investments	12,563	—
– Dividends distribution from subsidiaries, not yet collected	—	7,288
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	—	12,028
– Increase in inventory through a decrease in other non-current investments	—	4,777
– Decrease in other non-current investments through an increase in equity investments	2,284	—
– Increase in equity investments through an increase in short-term and long-term debt	14,690	—
– Increase in other liabilities through a decrease in accounts receivable	—	671
– Decrease in equity investments through an increase in other receivables and prepaid expenses	—	614
– Decrease in accounts receivable through an increase in other receivables and prepaid expenses	—	10,296
– Decrease in equity investments through a decrease in other receivables and prepaid expenses	—	9,259
– Increase in Intangible assets through an increase in other liabilities	7,321	—
– Decrease in other receivables and prepaid expenses through an increase in taxes payable	11,614	—

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	03.31.10	03.31.09
Merger of subsidiary
– Investments	(1,958)	—
– Accounts receivable	(34,409)	—
– Inventory	(254)	—
– Other receivables and prepaid expenses	(2,230)	—
– Equity investments	(915)	—
– Fixed assets	(291,065)	—
– Goodwill	2,509	—
– Trade accounts payable	3,702	—
– Customer advances	47,440	—
– Salaries and social security payable	2,188	—
– Taxes payable	33,347	—
– Other liabilities	11,515	—
– Provisions	2,125	—

– Net asset value incorporated by merger not affecting cash	(228,005)	—

– Increase in cash from the merger	(3,592)	—

– Net asset value incorporated by merger	(231,597)	—

– Equity method prior to merger	231,597	—

– Value incorporated by merger	—	—

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF THE UNAUDITED FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the nine-month periods ended March 31, 2010 and 2009 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the nine-month periods ended March 31, 2010 and 2009 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

COMPARATIVE INFORMATION

The comparative information at June 30, 2009 and March 31, 2009 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

As mentioned in Note 8.h), the merger between the Company and Shopping Alto Palermo S.A. has become effective for accounting purposes on July 1st, 2009. Due to the abovementioned, the balance sheet amounts as of March 31, 2010, are disclosed in a merged manner. Likewise, the Statement of Income includes income and expenses merged as from July 1st, 2009.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards,

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of unaudited financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

4.	Cash and banks

Cash on hand was computed at nominal value.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value at period/year - end.

Time deposits have been valued at the sum of money delivered at the time of the transaction plus the financial income earned in accordance with the internal rate of return defined at that time.

Government bonds and mortgage bonds have been valued at quotation value at period/year - end.

For the purposes of disclosing the Unaudited Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The accounting standards used by the controlled companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at period/year - end.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

As mentioned in Note 8.a), as regards the acquisition of interests in “Arcos del Gourmet S.A.” during the current fiscal year the Company is analysing the current value of the identifiable assets and liabilities acquired, as established in the Technical Resolution No. 21, section 1.3.1..

5.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at period/year - end.

See the breakdown of investments in underveloped parcels of land in Schedule D.

6.	Inventory

Inventories in general have been valued at original cost. Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value. The result arising from such valuation is disclosed in “gain from recognition of inventories at net realizable value” in the Statement of Income.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds).

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

Fixed assets include Ps. 3,953 disclosed at those values resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period/year - end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

These expenses were amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at period/year - end.

8.3	Non-compete agreement

These expenses are amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at period/year - end.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

9.	Goodwill

9.1.	Goodwill

Goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage. Goodwill has been restated as mentioned in Note 2.1. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Schedule C). Amortization have been classified in Net income (loss) on equity investees in the Unaudited Statements of Income.

Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

9.2.	Negative goodwill

Negative goodwill represents the excess market value of net assets from those subsidiaries acquired above the acquisition cost at the equity percentage. Negative goodwill has been restated as mentioned in Note 2.1. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Schedule C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A. (see Note 8.h)), company which had been merged with such companies as from January 1st, 2009.

Amortization is shown in Net income (loss) on equity investees in the Unaudited Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A. is shown in “Amortization of goodwill” in the Unaudited Statements of Income.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period/year - end.

The detail of the assets and liabilities in foreign currency is disclosed in the Schedule G.

12.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period/year - end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at period/year - end.

14.	Other receivables and liabilities

Sundry receivables and payables were valued at their nominal value plus financial charges accrued at period/year - end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16.	Allowances and provisions

-	For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

-	For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period/year are detailed in Schedule E.

17.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

18.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period/year - end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized the MPIT accrued over the year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

19.	Derivative financial instruments

Assets and/or liabilities originated from hedge operations are related to forward and sale contracts of foreign currency and have been valued at net realizable value and/or at estimated settlement cost at the period/year - end. See Note 3.k).

Differences arising during the period/year from applying the detailed measurement criterion have been recognized, as it corresponds, in Financial gain (loss) generated by assets/liabilities.

20.	Shareholders’ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 2.1.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Unaudited Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the year are presented at their nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	03.31.10	06.30.09
Cash in local currency	261	196
Cash in foreign currency (Schedule G)	28	51
Bank accounts in local currency	8,579	5,323
Bank accounts in foreign currency (Schedule G)	3,486	2,078

Total cash and banks	12,354	7,648

b)	Accounts receivable, net:

	03.31.10	06.30.09
Current
Checks to be deposited	44,187	24,985
Leases and services receivable (Schedule G)	44,159	30,429
Related parties (Note 5)	40,788	34,683
Debtors under legal proceedings	27,410	18,915
Pass-through expenses receivable	24,679	19,654
Notes receivable (Schedule G)	4,245	1,491
Mortgages receivable Torres de Abasto	540	518
Credit cards receivable	240	1,159
Allowance for doubtful accounts (Schedule E)	(40,000)	(25,537)

Total	146,248	106,297

Non-current
Notes receivable	510	734
Mortgages receivable Torres de Abasto	163	192

Total	673	926

Total accounts receivable, net	146,921	107,223

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	03.31.10	06.30.09
Current
Related parties (Note 5)	32,564	33,701
Prepaid expenses (Schedule G)	13,268	8,873
Prepaid services	1,918	747
Other tax credits – Gross revenue tax	1,193	308
Prepaid gross revenue tax	661	369
Other tax credits	474	474
Other prepaid taxes	440	191
Guarantee deposits (i)	73	90
Value Added Tax (VAT)	46	22
Income tax credit	—	11,614
Loans granted (Note 8.a) and Schedule G)	—	4,455
Others	119	104

Total	50,756	60,948

Non-current
Mortgage receivables	2,208	2,208
Prepaid gross revenue tax	705	423
Prepaid expenses	1,511	1,836
MPIT	—	8,446
Related parties (Note 5)	—	4,680
Allowance for mortgage receivables (Schedule E)	(2,208)	(2,208)

Total	2,216	15,385

Total other receivables and prepaid expenses, net	52,972	76,333

(i)	Includes deposits which are restricted (see Note 7.a)).

d)	Inventory:

	03.31.10	06.30.09
Current
Mendoza plot of land (Note 20)	1,116	—
Resale merchandise	372	285

Total	1,488	285

Non-current
Units under construction (Note 8.d))	11,023	11,023

Total	11,023	11,023

Total inventory	12,511	11,308

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

e)	Negative goodwill:

	03.31.10	06.30.09
Empalme S.A.I.C.F.A. y G.	(8,608)	—
Mendoza Plaza Shopping S.A.	(5,743)	—

Total negative goodwill	(14,351)	—

f)	Trade accounts payable:

	03.31.10	06.30.09
Current
Accruals (Schedule G)	20,566	15,024
Related parties (Note 5)	14,976	20,639
Suppliers (Schedule G)	9,325	9,298
Others	128	631

Total	44,995	45,592

Non-current
Suppliers	103	—

Total	103	—

Total trade accounts payable	45,098	45,592

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

g)	Short-term and long-term debt:

	03.31.10	06.30.09
Current

– Banks
Overdrafts	24,767	81,753
Banco Nación (i)	—	30,000
Banco Ciudad (ii)	—	15,000
Accrued bank interests	292	1,364

Subtotal	25,059	128,117

– Financial
Non-Convertible Notes (Notes 5 and 9.b))	39,766	39,759
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Schedule G)	18,109	5,456
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Schedule G)	10,653	—
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Schedule G)	3,613	7,959
Seller financing - Conil S.A. (Note 8.l) and Schedule G)	553	—
Deferred debt costs	(1,350)	(833)
Mortgage loans for the acquisition of Beruti plot of land (Note 8.e) and Schedule G)	—	15,626
Others	—	91

Subtotal	71,344	68,058

Total	96,403	196,175

Non-current
– Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Schedule G)	586,840	516,191
Convertible Notes (Notes 5 and 9.a)) (Schedule G)	183,150	179,324
Deferred debt costs	(3,132)	(3,539)
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Schedule G)	3,484	—

Total	770,342	691,976

Total short-term and long-term debt	866,745	888,151

(i)	Related to a loan borrowed from Banco de la Nación Argentina, for a 180-day term, due on March 8, 2010. Such loan was cancelled during this period.
(ii)	Related to the loan borrowed from Banco de la Ciudad de Buenos Aires, for a 180-day term, due on January 25, 2010. Such loan was cancelled during this period.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

h)	Salaries and social security payable:

	03.31.10	06.30.09
Provision for vacation, annual complementary salary and bonuses	8,228	10,434
Social security payable	1,241	2,032
Others	46	283

Total salaries and social security payable	9,515	12,749

i)	Taxes payable:

	03.31.10	06.30.09
Current
Provision for income tax, net	26,365	—
Value Added Tax (VAT) payable, net	7,681	5,597
Gross revenue tax withholdings	2,160	1,200
Tax amnesty plan for income tax payable	1,454	934
Provision for gross revenue tax	833	650
Provision for tax on personal assets of Shareholders	577	418
Tax amnesty plan for gross revenue tax payable	327	309
Income tax withholdings	156	828
Other taxes payable	114	90
Other tax withholdings	8	1
MPIT	—	8,446
Tax payment facilities plan for Value Added Tax (VAT) payable	—	20,946
Tax payment facilities plan for income tax payable	—	12,016

Total	39,675	51,435

Non-current
Tax amnesty plan for income tax payable	18,841	14,239
Deferred income tax (Note 12)	15,361	19,963
Tax amnesty plan for gross revenue tax payable	1,053	1,301

Total	35,255	35,503

Total taxes payable	74,930	86,938

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

j)	Customer advances:

	03.31.10	06.30.09
Current
Admission rights	41,612	24,604
Lease and pass–through expenses advances (Note 17.a))	16,235	9,018
Customer advances (Schedule G)	12,289	5,722
Guarantee deposits (Schedule G)	1,685	1,821
Related parties (Note 5)	88	—

Total	71,909	41,165

Non-current
Admission rights	45,098	28,172
Lease and pass–through expenses advances (Note 17.a))	22,918	6,283

Total	68,016	34,455

Total customer advances	139,925	75,620

k)	Other liabilities:

	03.31.10	06.30.09
Current
Advance for sale of Tarshop S.A.’s shares (Note 8.a.ii) to the Unaudited Consolidated Financial Statements and Schedule G)	20,840	—
Provision for Directors’ fees, net of advances (Note 5)	8,231	240
Debt with former minority shareholder of Tarshop S.A. (Schedule G)	3,481	—
Contributed leasehold improvements (Note 17.b))	470	157
Withholdings and guarantee deposits	457	373
Related parties (Note 5)	60	683
Hedge operations (Note 5)	—	243
Others	218	582

Total	33,757	2,278

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

	03.31.10	06.30.09
Non-current
Related parties (Note 5)	12,883	15,341
Contributed leasehold improvements (Note 17.b))	9,610	222
Debt with former minority shareholder of Tarshop S.A. (Schedule G)	4,064	—
Others	101	—
Directors’ guarantee deposits (Note 5)	12	12

Total	26,670	15,575

Total other liabilities	60,427	17,853

l)	Provisions:

	03.31.10	06.30.09
Non-current
Provision for contingencies (Schedule E)	6,807	2,664

Total provisions	6,807	2,664

m)	Other income (expenses), net:

	03.31.10	03.31.09
Recovery of provisions	9	—
Tax on personal assets of Shareholders (Note 5)	(328)	(392)
Charge of provision for donations (Note 5)	(90)	(161)
Recovery of contingencies, net	—	1
Others	(493)	11

Total other income (expenses), net	(902)	(541)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: COMMON STOCK

As of March 31, 2010, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of convertible notes. See Note 9. a).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	03.31.2010
	Current investments	Accounts receivable,net – Current	Other receivables and prepaid expenses, net – Current	Trade Accounts Payable – Current	Customer advances – Current	Short-term Debt	Long-term debt	Other liabilities – Current	Other liabilities – Non current
Agropecuaria Anta S.A. (1)	—	—	—	(1)	—	—	—	—	—
Arcos del Gourmet S.A. (2)	—	1,002	5,675	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	334	337	—	—	(16)	—	—	—	—
Cactus S.A. (4)	—	15	—	(3)	—	—	—	—	—
Conil S.A. (2)	—	33	—	—	—	—	—	—	—
Consorcio de Propietarios Libertador 498 (5)	—	1	—	(1)	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	3	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	1,970	—	(8,759)	—	(594)	(19,390)	—	—
Cyrsa S.A. (8)	—	140	—	(204)	—	—	—	—	—
Directors	—	2	—	—	—	(1)	(67)	(8,231)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,667	130	(1,039)	—	(197)	(12,000)	(60)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(242)	—	—	—	—	—
Fibesa S.A. (2)	—	4,145	—	(5)	—	—	—	—	(12,883)
Fundación IRSA (5)	—	2	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	5	—	(6)	—	—	—	—	—
IRSA Internacional LLC (6)	—	—	47	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	3,352	—	(3,203)	(72)	(21,532)	(296,752)	—	—
Llao llao Resorts S.A. (6)	—	10	—	(3)	—	—	—	—	—
Museo de los Niños (5)	—	1,062	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A (6).	—	5	—	(73)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	23,385	602	(1,331)	—	—	—	—	—
Parque Arauco S.A. (10)	—	—	—	—	—	(1,184)	(60,002)	—	—
Personnel	—	—	1,022	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	26	—	—	—	—	—	—	—
Solares de Santa María S.A. (6)	—	1	—	—	—	—	—	—	—
Tarshop S.A. (2)	—	3,625	25,088	(96)	—	—	—	—	—

Total	334	40,788	32,564	(14,976)	(88)	(23,508)	(388,211)	(8,291)	(12,895)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

	06.30.2009
	Accounts receivable,net – Current	Other receivables and prepaid expenses, net – Current	Other receivables and prepaid expenses, net – Non current	Trade accounts payable – Current	Short-term debt	Long-term debt	Other liabilities – Current	Other liabilities – Non current
Agropecuaria Anta S.A. (1)	—	—	—	(1)	—	—	—	—
Banco Hipotecario S.A. (3)	1	—	—	—	—	—	—	—
Cactus S.A. (4)	13	—	—	(3)	—	—	—	—
Comercializadora Los Altos S.A. (11)	1,673	37	—	—	—	—	—	(9,444)
Consorcio de Propietarios Libertador 498 (5)	10	—	—	(1)	—	—	—	—
Consultores Assets Management S.A. (5)	—	—	—	(5)	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	4,326	—	—	(3,496)	(208)	(18,985)	(243)	—
Cyrsa S.A. (8)	123	—	—	(200)	—	—	—	—
Directors	—	18	—	—	(1)	(65)	(240)	(12)
E-Commerce Latina S.A. (6)	3	—	—	—	—	—	—	—
Emprendimiento Recoleta S.A. (2)	1,825	—	—	(320)	—	—	(678)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(138)	—	—	—	—
Fibesa S.A. (2)	251	5	—	(5)	—	—	—	(5,897)
Fundación IRSA (5)	1	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	5	—	—	(6)	—	—	—	—
Inversiones Ganaderas S.A. (1)	—	—	—	(1)	—	—	—	—
Inversora Bolívar S.A. (6)	41	—	—	(2,347)	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	3,860	6,580	—	(10,247)	(20,483)	(297,613)	—	—
Museo de los Niños (5)	792	—	—	(5)	—	—	—	—
Nuevas Fronteras S.A. (6)	—	—	—	(6)	—	—	—	—
Panamerican Mall S.A. (2)	10,345	—	—	(282)	—	—	(5)	—
Parque Arauco S.A. (10)	—	—	—	—	(2,609)	(58,749)	—	—
Personnel	—	773	—	—	—	—	—	—
Rummaala S.A. (8)	1	—	—	—	—	—	—	—
Shopping Alto Palermo S.A. (12)	8,184	3,253	4,680	(3,495)	—	—	—	—
Shopping Neuquén S.A. (2)	28	—	—	—	—	—	—	—
Tarshop S.A. (2)	3,201	23,035	—	(81)	—	—	—	—

Total	34,683	33,701	4,680	(20,639)	(23,301)	(375,412)	(1,166)	(15,353)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

Company	03.31.2010
	Income from leases	Other revenues	Administrative expenses	Financial gain (loss) generated by assets	Financial gain (loss) generated by liabilities	Other income (expenses), net	Shared services - salaries and bonuses
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(2,669)	—	(26,986)	—	1,351
Parque Arauco S.A. (10)	—	—	—	—	(5,697)	—	—
Shareholders (10)	—	—	—	—	—	(328)	—
Tarshop S.A. (2)	700	—	—	2,053	—	—	52
Arcos del Gourmet S.A. (2)	—	75	—	561	—	—	—
Emprendimiento Recoleta S.A. (2)	—	108	—	—	(584)	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	(1,278)	—	—	—	—
Fibesa S.A. (2)	—	122	—	—	(1,070)	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	(4,125)	—	(8,337)
Directors	—	—	(16,263)	—	(6)	—	—
Personnel	—	—	—	62	—	—	—
Fundación IRSA (5)	—	—	—	—	—	(90)	—
Panamerican Mall S.A. (2)	—	4,100	—	—	—	—	—

Total	700	4,405	(20,210)	2,676	(38,468)	(418)	(6,934)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

Company	03.31.2009
	Income from leases	Loss from leases	Financial gain (loss) generated by liabilities	Financial gain (loss) generated by assets	Administrative expenses	Other income (expenses), net	Shared services - salaries and bonuses
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(37,929)	—	—	—	(1,725)
Parque Arauco S.A. (10)	—	—	(14,793)	—	—	(392)	—
Tarshop S.A. (2)	613	—	—	1,532	—	—	—
Fibesa S.A. (2)	—	—	(118)	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	(1,916)	—	—	—	462
Directors	—	—	(9)	—	(7,783)	—	—
Personnel	—	—	—	48	—	—	—
Fundación IRSA (5)	—	—	—	—	—	(161)	—
Mendoza Plaza Shopping S.A. (13)	—	—	(30)	—	—	—	—
Comercializadora Los Altos S.A. (11)	—	—	(317)	—	—	—	—
Shopping Alto Palermo S.A. (12)	—	—	(1,723)	605	—	—	—
Empalme S.A.I.C.F.A. y G. (13)	—	—	—	3	—	—	—
Inversora Bolívar S.A. (6)	—	(491)	—	—	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	—	(1,300)	—	—
Directors of Banco Hipotecario S.A. (3)	—	—	(7)	—	—	—	—

Total	613	(491)	(56,842)	2,188	(9,083)	(553)	(1,263)

1.	Subsidiary of Cresud S.A.C.I.F. y A..
2.	Subsidiary
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of Cresud S.A.C.I.F. y A..
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors.
10.	Shareholder.
11.	Merged into Fibesa S.A. as from July 1st, 2009.
12.	Merged into Company as form July 1st, 2009,.
13.	Merged into Shopping Alto Palermo S.A. as form January 1st, 2009.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: NET INCOME (LOSS) ON EQUITY INVESTEES

The breakdown of the net income (loss) on equity investees is the following:

	03.31.10	03.31.09
Income (loss) on equity investees	32,656	(32,206)
Amortization of goodwill and higher values	(4,282)	(1,804)

Total	28,374	(34,010)

NOTE 7: RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of March 31, 2010, in other current receivables and prepaid expenses, the Company has deposits that are restricted due different court attachments. (See note 3.c))

b)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2010 amounts to Ps. 36,741 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Schedule D).

c)	As of June 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, was encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance for USD 4.5 million. On February 16, 2010 such amount was paid and the mortgage was cancelled (See note 8.e)).

d)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Schedule A).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7: (Continued)

e)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

f)	As regards the barter commitment described in Note 8.f) the delivery and title deed of Air space Coto is compromised. (See Schedule D)

g)	The fixed assets account include the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL ll Inc. (See Note 17.a)).

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.´s shares

During August 2007, the Company exercised an option for the subscription of shares of Arcos del Gourmet S.A., a company owner of a concession granted by the ONABE.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted for in other Non-Current Investment – Advances for purchase of shares (Schedule D).

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at USD 4.3 million, out of which the amount of USD 0.3 million has been settled as part of the option price; USD 2 million was paid upon executing the share purchase agreement and the remaining balance shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

For the remaining 40% of shares, the price was fixed at (i) USD 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), USD 0.3 million has been settled as part of the option price and USD 0.5 million will be paid when the Shareholders’ Meeting approves the capital increase of Arcos del Gourmet S.A. for USD 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to USD 6.9 million.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of USD 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that such amount will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements.

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the part of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction was subject to certain conditions with precedent fulfillment. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets (Schedule A).

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

On March 15, 2010, Alto Palermo S.A. e INCSA agreed to waive the conditions precedent and, consequently, the partial transfer of the goodwill started, upon which completion, a portion of the goodwill related to the shopping mall will be transferred and ownership of the portion of the real property related to the shopping mall will be surrendered. Alto Palermo S.A. and INCSA agreed to file with the Argentine Antitrust Authority within the legal terms after such partial transfer. Likewise, the title deed will be granted once the use of the property has been obtained.

On April 12, 2010, the publication of legal notices announcing the partial transfer of the goodwill ended and as instructed by the notary public involved, no creditors appeared within the legal term to do so.

Furthermore, Alto Palermo S.A. signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that Alto Palermo S.A. partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for the purchase of fixed assets (Schedule A).

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 217 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of March 31, 2010, the Company has recorded this transaction as non-current investments. (Schedule D).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

d)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 garage slots.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

As a complementary consideration in favor of Alto Palermo S.A., Condominios del Alto S.A. paid USD 0.015 million and established certain guarantees in favor of the Company.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

Such transactions are disclosed in inventory (Note 3.d)).

e)	Acquisition of plot of land

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall “Shopping Alto Palermo”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17.8 million, which has been fully cancelled. Such plot of land is disclosed in non-current investments- Undeveloped parcels of land (See Schedule D).

f)	Barter with Cyrsa S.A.

On September 24, 1997, Alto Palermo S.A. and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which Alto Palermo S.A., which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighbourhood.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. would transfer CYRSA 112 garage parking slots and the rights to increase the height of the property to build two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give Alto Palermo S.A. an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver Alto Palermo S.A. a number of storage units equivalent to 25% of all storage units in the future building.

Additionally, and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay Alto Palermo S.A. the amount of USD 0.1 million and would carry out the works at the parking slots that Alto Palermo S.A. would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which Alto Palermo S.A. notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and Alto Palermo S.A. total USD 5.9 million.

g)	Letter of intent plot of land Paraná

On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stood at USD 0.5 million, out of which by early July, the amount of USD 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

As of the issuance date of these financial statements, the parties have postponed the deadlines of the letters of intent and agreed that, once authorized by Wal-Mart USA, the documents will be signed by the parties. Such documents refer to transferring the plot of land (the agreement of sale) to develop a shopping mall, regulation of the relationship between Wal-Mart USA´s supermarket and the future shopping mall (the “Coexistence Regulations) and the creation of easements to guarantee the use of parking slots by APSA, the supermarket communication with the future shopping mall and other committed agreed-upon by the parties in the agreement of sale and the Regulations.

h)	Merger between Alto Palermo S.A. and Shopping Alto Palermo S.A.

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the Company’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, Alto Palermo S.A. being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

i)	Purchase of Fibesa S.A.’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. owns 95% of the company’s capital stock and Shopping Alto Palermo S.A. owns the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. and Shopping Alto Palermo S.A., as mentioned in subsection h) of this note, Alto Palermo S.A. is the owner of 99.99996% of the company’s shares.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

j)	Merger between Comercializadora Los Altos S.A. and Fibesa S.A.

The Extraordinary and Unanimous Shareholders’ Meeting of Fibesa S.A. held on September 30, 2009, resolved the merger with Comercializadora Los Altos S.A. as from July 1st, 2009. Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

k)	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 99% by the period-end. Additionally, the progress porcentage of the office building stood at 95%.

Total contributions made by shareholders as regards this project amount to Ps. 556,989 as of the closing date of these unaudited financial statements.

l)	Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which Alto Palermo S.A. and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed-upon price stood at USD 0.29 million, which has been fully cancelled at period end.

As a result of the previously mentioned agreement, Alto Palermo S.A. becomes the owner of 97.5% of such company’s shares, while Fibesa becomes the owner of the remaining 2.5%.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

m)	Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, the Company executed an agreement with Mr. León Halac (LH), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LH participates in developing, under any method, shopping malls of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. Total and definitive price was fixed in the amount of USD 2.2 million payable: (1) A down payment of USD 0.8 million upon executing the agreement and (2) the balance of the price for USD 1.4 million in 28 monthly consecutive installments, accruing no interest of USD 0.05 million each. In all cases, income tax withholdings should also be added. As of March 31, 2010, the initial amount for USD 1.20 million and the first installment falling due in March for USD 0.077 million were paid.

n)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, Parque Arauco S.A. (PASA) accepted a purchase offer made by IRSA, implemented through an option, as regards the 29.55% interest in the Company and the direct and its equity interest for a face value of USD 15.5 million of PASA as regards Convertibles Notes.

Accepting the offer grants IRSA the right to issue the previously mentioned call option until August 31, 2010, that may be extended until November 30, of the same year; subject to complying with certain conditions.

The exercise price was fixed at USD 126 million. IRSA transferred to Parque Arauco S.A. USD 6 million non-reimbursable as option price, allocated to the final price.

As of the issuance date of these financial statements, the parties continue perfecting the juristic and commercial structure which the above will rely upon.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: ISSUANCE OF NOTES

a)	Issuance of convertible notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of March 31, 2010 holders of Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Fv. Ps. 0.1 face value each, as disclosed in Note 4.

As of March 31, 2010, Convertible Notes amounted to USD 47.2 million.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of March 31, 2010 total Series I and Series II Notes repurchased by the Company amount to USD 5.0 million and USD 3.7 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of March 31, 2010 IRSA Inversiones y Representaciones Sociedad Anónima holds Series I Notes for Fv. USD 39.6 million and Series II Notes for Fv. Ps 33.2 million. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

These issuances are constituted within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar Privada rate plus a 3% margin payable on a quarterly basis.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of March 31, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps 12 million.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

NOTE 10: NEGATIVE WORKING CAPITAL

As of period end, the Company carried a working capital deficit of Ps. 75,795, which is reviewed permanently by the Board of Directors and the Management.

NOTE 11: HEDGE OPERATIONS

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

As of March 31, 2010 the accumulated losses related to hedge operations amount to Ps. 2,825 which are included in Financial gain (loss) generated by liabilities and Retained earnings for amounts of Ps. 2,582 and Ps. 243, respectively. Such hedge operations were subscribed with Cresud S.A.I.C.F y A. (Note 5).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year		Changes for the period	Balances at the end of period
Cash and banks	(109)		57	(52)
Accounts receivable, net	2,778		3,199	5,977
Other receivables and prepaid expenses, net	(1,598)		(201)	(1,799)
Inventory	(2,804)		70	(2,734)
Fixed assets, net	(8,553)		3,256	(5,297)
Other investments, net	(34,306)		(9,776)	(44,082)
Short-term and long-term debt	(1,516)		(52)	(1,568)
Customer advances	18,472		11,769	30,241
Salaries and social security payable	1,381		(662)	719
Other liabilities	(292)		292	—
Provisions	932		1,450	2,382
Tax loss carryforwards	5,652		(4,800)	852

Total net deferred tax liabilities	(19,963	)(1)	4,602	(15,361)

(1)	Includes Ps. (8,093) incorporated by merger and Ps. 8,141 transferred from equity investments. See Note 8.h).

The detail of income tax accumulated losses not expired that have not yet been used as of period - end amount to Ps. 2,434 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	955	06.30.2013
06.30.2009	300	06.30.2014
06.30.2010	14	06.30.2015

	2,434

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of March 31, 2010 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 100,927, approximately, which should be charged to results of previous years for Ps. 80,998 (loss) and to results of the period for Ps. 19,929 (loss).

(ii)	a decrease in assets for equity investments of Ps. 2,018, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 31,318 (loss) and to results of the period for Ps. 29,300 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	21,278	1,073
2009	7,521	252
2010	7,521	252
2011	7,521	252
2012	7,521	189
2013	7,521	—
2014 and higher	42,044	—

	100,927	2,018

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income (loss) before taxes:

Items	03.31.10	03.31.09
Net income (loss) for the period (before income tax)	126,136	(30,397)
Current income tax rate	35%	35%

Income (loss) for the period at the tax rate	44,148	(10,639)
Permanent differences at the tax rate:
-Adjustment for inflation (2)	7,672	9,553
-Amortization of intangible assets	2	5
-Amortization of higher values	(71)	—
-Difference between tax return and provision	(6,166)	253
-Donations	25	330
-Non-deductible expenses	—	284
- Directors’ fees	—	2,539
-Results on equity investees	(9,444)	8,117
- Impact for adhering to Law No. 26,476 and the payment facility plan	—	(2,376)
-Others	132	(11)

Total income tax charge for the period	36,298	8,055

(1)	Includes Ps. (4,650) related to deferred tax and Ps. 40,948 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 13: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14: COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	(Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of March 31, 2010 the Company’s contributions paid during the period amount to Ps. 1,430.

NOTE 15: FINANCIAL AND CAPITAL MARKET SITUATION

During the last months of year 2008, the financial markets of the main countries in the world have been affected by volatility, illiquidity and lack of credit, hence resulting in a significant drop in the stock exchange indexes of the international stock exchange markets and a world economic deceleration started to be surface.

As major world economies have intervened by injecting liquidity to the markets, interest rates decreased favoring the recovery of stock exchange indexes and debt over year 2009 and 2010. As to the real economy at world level, the tax impact thereon of those measures taken from government is yet to be consolidated.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15: (Continued)

As regards Argentina, stock exchange indexes during year 2008 showed steep drops in the listed prices of government and private securities, as well as a hike in interest rates, country risk premium and foreign exchange rates. During year 2009 and 2010 year to date, they significantly recovered their value.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company aiming at adopting in real time those required actions to cushion the effects of this juncture to protect the Company’s shareholders’ equity.

NOTE 16: COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 17: SIGNIFICANT OPERATIONS MADE BY MENDOZA PLAZA SHOPPING S.A. AND EMPALME S.A.I.C.F.A. Y G. PRIOR TO THE MERGER INTO SHOPPING ALTO PALERMO S.A.

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8.b) to the Unaudited Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 17: (Continued)

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of March 31, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,653 together with other advances not included in this agreement (Note 3.j).

b)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At period-end the amount of Ps. 9,769 was pending of accrual, which is disclosed together with other improvements pending of accrual, in Other liabilities - Contributed leasehold improvements (see Note 3.k).

NOTE 18: ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 19: BONUS TO THE MANAGEMENT

The Ordinary and Extraordinary Meeting of shareholders held on October 29, 2009, has resolved to approve the payment of a bonus to the Company’s management of up to 1% of the outstanding capital stated in cash or in kind and to delegate the implementation, percentage assignment, time and manner of execution to the Board of Directors.

NOTE 20: AGREEMENT TO SELL THE PLOT OF LAND GUAYMALLEN

On March 26, 2010, the Company executed an agreement of sale without ownership by wich the Company sells the property located in the District of Guaymallén, Province of Mendoza. The total agreed-upon price stands at USD 0.3 million, of which USD 0.2 was collected in account of the total agreed–upon price and disclosed in customer advances. The unpaid balance will be settled upon executing the title deed scheduled for June 24, 2010. Such transaction was valued at net realizable value, generating an income for Ps. 826 during the period ended March 31, 2010.

NOTE 21: SUBSEQUENT EVENTS

On April 14, 2010, the Company executed an agreement of sale upon occurrence of a condition precedent for the sale of plot 2 A, located in Rosario City, Province of Santa Fe. The transaction price was established at USD 4.2 million, of which USD 1.1 million was collected.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period beginning on July 1, 2009 and ended March 31, 2010 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule A

Items	Value as of beginning of year		Increases	Decreases	Transfers	Value as of end of the period/year	Depreciation								Net carrying value as of 03.31.10	Net carrying value as of 06.30.09
							Accumulated as of beginning of year	Rate %		Increases	Decreases		For the period/ year	Accumulated as of end of the period/ year
													Amount
Properties:
Shopping centers:
- Abasto	255,525		27	—	—	255,552	88,762	(	*)	—	—		6,779	95,541	160,011	166,763
- Alto Avellaneda	195,337		510	(85)	169	195,931	111,432	(	*)	—	—		9,847	121,279	74,652	83,905
- Paseo Alcorta	130,709		652	—	61	131,422	56,706	(	*)	—	—		3,870	60,576	70,846	74,003
- Patio Bullrich	168,302		406	—	72	168,780	72,436	(	*)	—	—		6,007	78,443	90,337	95,866
- Alto Noa (Note 7.d))	43,464		359	—	109	43,932	20,417	(	*)	—	—		1,566	21,983	21,949	23,047
- Alto Rosario	92,117		90	—	—	92,207	11,273	(	*)	—	—		1,923	13,196	79,011	80,844
- Alto Palermo	—		327,097	(20)	—	327,077	—	(	*)	170,274	—		16,559	186,833	140,244	—
- Mendoza Plaza	—		133,394	(17,333)	9,044	125,105	—	(	*)	40,419	151		3,615	44,185	80,920	—
- Cordoba Shopping – Villa Cabrera	—		67,782	—	25,486	93,268	—	(	*)	22,570	3,789		3,225	29,584	63,684	—
Other properties	20,795		—	—	—	20,795	1,882	(	*)	—	—		464	2,346	18,449	18,913
Leasehold improvements	8,023		—	—	—	8,023	5,060	(	*)	—	—		1,058	6,118	1,905	2,963
Facilities	17,987		21,579	(23)	85	39,628	6,197	10		16,622	—		2,621	25,440	14,188	11,790
Furniture, fixtures and equipment	16,735		6,965	(53)	168	23,815	9,868	10		3,970	—		1,661	15,499	8,316	6,867
Vehicles	206		85	—	—	291	206	33		59	—		5	270	21	—
Computer equipment	15,997		3,907	—	12	19,916	14,686	33		3,297	—		676	18,659	1,257	1,311
Software	8,376		362	—	5	8,743	6,694	20		204	—		615	7,513	1,230	1,682
Suppliers advances (2)	26,140		3,916	—	(881)	29,175	—	—		—	—		—	—	29,175	26,140
Work in progress:
- Rosario	45		118	—	(26)	137	—	—		—	—		—	—	137	45
- Patio Bullrich	1,037		197	—	27	1,261	—	—		—	—		—	—	1,261	1,037
- Alcorta	17		191	—	137	345	—	—		—	—		—	—	345	17
- Abasto	355		48	—	24	427	—	—		—	—		—	—	427	355
- Avellaneda	719		489	—	(6)	1,202	—	—		—	—		—	—	1,202	719
- Alto Noa	34		3	—	—	37	—	—		—	—		—	—	37	34
- Office property	5		206	—	—	211	—	—		—	—		—	—	211	5
- Alto Palermo Shopping	—		121	—	—	121	—	—		—	—		—	—	121	—
- Mendoza Plaza Shopping	—		848	(122)	—	726	—	—		—	—		—	—	726	—
- Cordoba Shopping – Villa Cabrera	—		2,991	—	—	2,991	—	—		—	—		—	—	2,991	—

Total as of 03.31.10	1,001,925	(3)	572,343	(17,636)	34,486	1,591,118	405,619	—	(4)	257,415	3,940	(1)	60,491	727,465	863,653	—

Total as of 06.30.09	978,344		23,863	(282)	—	1,001,925	359,696	—		—	(16)		45,939	405,619	—	596,306

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Schedule H, except for Ps. 1,298 that are recovered from tenants.
(2)	Includes Ps. 25,663 for advance payment for the partial acquisition of the goodwill of Soleil Factory (Note 8.b)).
(3)	Includes Ps. 563,316 incorporated by merger (see Note 8.h)).
(4)	Incorporated by merger (see Note 8.h)).

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period beginning on July 1, 2009 and ended March 31, 2010 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule B

	Original values			Amortizations				Net as of 03.31.10	Net as of 06.30.09
	Value as of beginning of year	Increases	Value as of end of the period/year	Accumulated as of beginning of year	Rate %	For the period / year	Accumulated as of end of the period/year
						Amount
Non-compete agreement	—	12,174	12,174	—	3.57	1,739	1,739	10,435	—
Trademarks	495	400	895	472	10	12	484	411	23
Pre-operating expenses Rosario	4,332	—	4,332	4,332	33.33	—	4,332	—	—

Total as of 03.31.10	4,827	12,574	17,401	4,804		1,751	6,555	10,846	—

Total as of 06.30.09	4,827	—	4,827	4,764	—	40	4,804	—	23

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 03.31.2010	Value recorded as of 06.30.2009	Issuer’s information
					Last financial statement issued							Interest in common stock
					Main Activity	Legal Address		Date	Common stock	Income (loss) for the period	Shareholders’ equity
Non-current Investments
Mendoza Plaza Shopping S.A.- Goodwill (2)	—	—	—	(3,933)				—	—	—	—	—
Mendoza Plaza Shopping S.A.-Higher investment value (2)			—	5,568

Tarshop S.A. – Equity value (5)	1		120,090	(6,194)	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.		03.31.10	133,796	19,869	120,090	100%
Tarshop S.A. – Irrevocable contributions		133,796,440	—	105,000
Tarshop S.A. – Goodwill			6,904	6,897
Tarshop S.A. – Higher Investment value			686	715

Emprendimiento Recoleta S.A. – Equity value	1		20,989	19,686	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21 Floor – C.A.B.A.	°	03.31.10	25,054	4,927	39,097	53.684%
Emprendimiento Recoleta S.A. – Goodwill		13,499,990	(280)	(336)

Shopping Neuquén S.A. - Equity Value.			5,127	5,424	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén		03.31.10	6,375	(300)	7,149	98.14%
Shopping Neuquén S.A. - Higher investment value	1	6,256,308	6,442	6,442
Shopping Neuquén S.A. - Irrevocable contributions			1,920	1,730

Shopping Alto Palermo S.A.– Equity Value.(2) (3)	1	—		231,597				—				—

Fibesa S.A. - Equity Value.	0.00000001	2,323,125	13,341	5,746	Agent	Moreno 877 - 23º Floor - C.A.B.A.		03.31.10	2,323	5,226	13,341	99.99%
Fibesa S.A. – Goodwill			856	2,395

Empalme S.A.I.C.F.A. y G. – Goodwill (2)	—	—	—	(8,630)				—	—	—	—	—
Empalme S.A.I.C.F.A. y G. – Higher investment value (2)			—	14,103

Panamerican Mall S.A. – Equity Value	1		444,609	224,054	Real estate Investments and	Moreno 877 – 21° Floor – C.A.B.A.		03.31.10	496,077	11,934	556,761	80%
Panamerican Mall S.A. – Irrevocable contributions		396,861,427	800	192,152	Developments
Panamerican Mall S.A. – Higher investment value (1)			109,669	108,374

Conil S.A. – Equity Value	1	1,786,865	770	302	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.		03.31.10	1,833	(37)	792	97.46%
Conil S.A. – Goodwill			472	—

Comercializadora Los Altos S.A.(4)	1	—	—	8,235	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Moreno 877 – 21° Floor – C.A.B.A.		—	—	—	—	—

Arcos del Gourmet S.A. – Equity value	1	7,916,488	1,454	—	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A.		03.31.10	9,896	(5,939)	1,818	80%
Arcos del Gourmet S.A. – Goodwill (6)	—		20,873	—

Total			754,722	919,327

(1)	As of March 31, 2010 and June 30, 2009 includes Ps. 97,686 and Ps. 96,391 corresponding to financial costs, respectively.
(2)	As from January 1st, 2009, Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A.y G. merged into Shopping Alto Palermo S.A.. (Note 8.b) to the Unaudited Consolidated Financial Statements).
(3)	As from July 1st, 2009 Shopping Alto Palermo S.A. merged into Alto Palermo S.A. (Note 8.h)).
(4)	As from July 1st, 2009 Comercializadora Los Altos S.A. merged into Fibesa S.A. (Note 8.j)).
(5)	See Note 8.a) to the Unaudited Consolidated Financial Statements.
(6)	See Note 8.a)

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule D

Items	Value as of 03.31.10	Value as of 06.30.09
Current
Mutual funds in local currency (*)	5,136	—
Mutual funds in foreign currency (*) (Schedule G)	4,143	3,954
Mortgage bonds issued by Banco Hipotecario (Note 5)	334	—
Time deposits in local currency (*)	—	3,751
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987

Total current	9,613	21,800

Non-Current
Undeveloped parcels of land:
- Beruti plot of land (Note 8.e))	52,901	52,715
- Caballito plot of land (Note 7.b))	36,741	36,741
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto (Note 8.f))	13,188	13,188
- Torres Rosario plot of land	16,090	15,577
Advances for purchase of shares (1) (Schedule G)	—	2,254
Other real estate	1,977	1,977
Other investments	56	56

Total non-current	153,902	155,457

Total	163,515	177,257

(*)	Considered cash equivalents in the Unaudited Statement of Cash Flows.
(1)	As of June 30, 2009 included advances for purchase of Arcos del Gourmet S.A.’s shares (Note 8.a)).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period beginning on July 1, 2009 and ended March 31, 2010 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule E

Items	Balances as of beginning of year		Increases		Decreases	Carrying value as of 03.31.10	Carrying value as of 06.30.09
Deducted from assets:
Allowance for doubtful accounts	25,537	(1)	15,237	(3)	(774)	40,000	25,537
Allowance for mortgage receivables	2,208		—		—	2,208	2,208

Total as of 03.31.10	27,745		15,237		(774)	42,208	—

Total as of 06.30.09	24,468		3,794		(517)	—	27,745

Included in liabilities:
Provision for non-current contingencies	2,664	(2)	4,710	(3)	(567)	6,807	2,664

Total as of 03.31.10	2,664		4,710		(567)	6,807	—

Total as of 06.30.09	4,703		1,033		(3,072)	—	2,664

(1)	Ps. 4,833 corresponds to charges of the period disclosed in Schedule H and Ps. 10,404 were incorporated by merger. See Note 8.h).
(2)	Ps. 2,585 corresponds to charges of the period disclosed in Schedule H and Ps. 2,125 were incorporated by merger. See Note 8.h).
(3)	Corresponds to the usage of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule F

	03.31.10	03.31.09
Cost of leases and services
Expenses (Schedule H)	82,113	44,975

Cost of leases and services	82,113	44,975

Cost of others
Inventory as of beginning of year	11,308	3,898
Purchases of the period (1)	6	7,644
Transfers (2)	290	5,411
Incorporation by merger (Note 8.h))	81	—
Gain from recognition of inventories at net realizable value	826	—
Recovery of impairment of inventory	—	—
Expenses (Schedule H)	—	290
Inventory as of end of the period (Note 3.d))	(12,511)	(11,323)

Cost of others	—	5,920

(1)	Corresponds to cost of goods for advertising events, which are disclosed as collective promotion fund receivable.
(2)	As of March 31, 2010 and 2009 corresponds to transfers from fixed assets and non-current investments, respectively.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	Total as of 03.31.10	Total as of 06.30.09
Assets
Current Assets
Cash and banks	USD	464	3.838	1,781	377
Cash and banks	Euros	331	5.193	1,721	1,749
Cash and banks	Pounds	2	5.827	12	3
Other investments, net	USD	1,079	3.838	4,143	3,954
Accounts receivable, net	USD	1,014	3.838	3,890	615
Accounts receivable, net	Uruguayan Pesos	351	0.196	69	—
Other receivables and prepaid expenses, net	USD	—	—	—	4,587

Total Current Assets				11,616	11,285

Non-Current Assets
Other investments, net	USD	—	—	—	2,254

Total Non-Current Assets				—	2,254

Total Assets as of 03.31.10				11,616	—

Total Assets as of 06.30.09				—	13,539

Liabilities
Current Liabilities
Trade accounts payable	USD	2,724	3.878	10,562	3,447
Short-term debt	USD	401	3.878	28,702	28,361
Customers advances	USD	7,401	3.878	1,557	732
Other liabilities	USD	6,272	3.878	24,321	—

Total Current Liabilities				65,142	32,540

Non-Current Liabilities
Long-term debt	USD	169,679	3.878	658,015	615,979
Other liabilities	USD	1,048	3.878	4,064	—

Total Non-Current Liabilities				662,079	615,979

Total Liabilities as of 03.31.10				727,221	—

Total Liabilities as of 06.30.09				—	648,519

(1)	Exchange rates as of March 31, 2010 according to Banco Nación Argentina records.

ALTO PALERMO S.A (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the nine-month periods beginning on July 1, 2009 and 2008 and ended March 31, 2010 and 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule H

Items	Total as of 03.31.10	Costs						Expenses		Total as of 03.31.09
		Other	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	60,944	—	60,944	—	—	—	60,944	—	—	34,720
Taxes, rates, contributions and services	14,181	—	148	15,728	1,644	(17,372)	148	5,725	8,308	10,708
Parking	8,477	—	8,477	—	—	—	8,477	—	—	4,548
Fees for Directors	16,263	—	—	—	—	—	—	16,263	—	7,783
Common area maintenance expenses	8,453	—	8,453	427	—	(427)	8,453	—	—	3,353
Salaries, bonuses and social security contributions	4,800	—	—	35,393	4,219	(39,612)	—	4,598	202	4,312
Allowance for doubtful accounts	4,833	—	—	—	—	—	—	—	4,833	3,535
Fees and payments for services	4,496	—	—	4,366	—	(4,366)	—	4,496	—	5,303
Charge for contingencies	2,585	—	2,585	—	—	—	2,585	—	—	548
Maintenance, repairs, cleaning and security	1,514	—	1,445	23,304	97	(23,401)	1,445	69	—	1,661
Commissions	625	—	—	—	(1)	1	—	—	625	165
Bank charges	542	—	—	—	—	—	—	542	—	317
Training and events expenses	543	—	—	—	—	—	—	—	543	210
Personnel expenses	429	—	1	1,613	178	(1,791)	1	428	—	461
Rental	618	—	—	1,373	57	(1,430)	—	618	—	452
Insurance	322	—	—	820	20	(840)	—	322	—	179
Regulatory authority expenses	133	—	—	—	—	—	—	133	—	142
Damage, costs and expenses	60	—	60	—	—	—	60	—	—	94
Advertising	75	—	—	7	26,699	(26,706)	—	—	75	27
Indemnity	52	—	—	—	—	—	—	—	52	6
Stationery	32	—	—	952	32	(984)	—	32	—	8
Freight and transportation	19	—	—	246	88	(334)	—	19	—	29
Other services	—	—	—	326	—	(326)	—	—	—	—
Others	947	—	—	458	(2,083)	1,625	—	295	652	720
Expenses recovery	—	—	—	(85,013)	(30,950)	115,963	—	—	—	—

Total as of 03.31.10	130,943	—	82,113	—	—	—	82,113	33,540	15,290	—

Total as of 03.31.09	—	290	44,975	—	—	—	45,265	23,896	10,120	79,281

ALTO PALERMO S.A (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheets as of March 31, 2010 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule I

	03.31.10							06.30.09
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	—	350	1,668	—	1,685	—	42,689	—	100	2,329	—	—	91	22,639

Past due	—	37,460	—	9,118	—	—	—	—	11,049	—	10,085	1,708	—	—

To mature
In three months	9,613	83,570	19,394	27,337	31,676	73,908	18,391	21,800	73,355	56,086	35,507	14,239	150,249	37,539
Between three and six months	—	15,815	27,369	992	15,601	3,265	6,109	—	14,085	2,956	—	8,406	10,748	13,865
Between six and nine months	—	6,226	2,240	1,004	12,597	19,534	36,267	—	4,650	708	—	8,406	35,295	9,458
Between nine and twelve months	—	2,827	1,511	6,544	10,350	(304)	1,671	—	3,058	706	—	8,406	(208)	5,600

Between one and two years	—	550	167	103	8,888	124,366	3,058	—	694	8,685	—	18,277	39,158	2,009
Between two and three years	—	44	152	—	7,889	19,877	3,131	—	118	90	—	7,541	39,257	2,473
Between three and four years	—	50	89	—	6,592	(483)	15,965	—	46	18	—	2,424	(484)	4,558
In greater than four years	—	29	382	—	44,647	626,582	24,398	—	68	4,755	—	6,213	614,045	22,063

Total to mature	9,613	109,111	51,304	35,980	138,240	866,745	108,990	21,800	96,074	74,004	35,507	73,912	888,060	97,565

Total with fixed term	9,613	146,571	51,304	45,098	138,240	866,745	108,990	21,800	107,123	74,004	45,592	75,620	888,060	97,565

Total	9,613	146,921	52,972	45,098	139,925	866,745	151,679	21,800	107,223	76,333	45,592	75,620	888,151	120,204

(1)	Does not accrue interest, except for Ps. 703 that accrue interest at a variable market rate.
(2)	Includes Ps. 768,638 that accrue interest at a fixed rate and Ps. 80,578 that accrue interest at a variable market rate.
(3)	Includes Ps. 25,820 that accrue interest at a variable rate and Ps. 6,696 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 2,904 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 4,143 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 21,675 that accrue interest at a fixed rate.

ALTO PALERMO S.A (APSA)

BUSINESS HIGHLIGHTS AS OF MARCH 31, 2010

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

1. Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period

Buenos Aires, May 11, 2010 – Alto Palermo S.A. (APSA) (BASE: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business mainly engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the nine-month period ended March 31, 2010.

Financial Results

In Million of Ps.		IIIQ 10	IIIQ 09	var%	9M 10	9M 09	var%
	Leases and services	125.1	88.6	41%	379.5	284.5	33%
	Consumer Financing	70.3	52.1	35%	182.0	175.7	4%
Revenues	Other	—	1.0	-100%	—	9.0	-100%
	Eliminations	-2.3	5.30		-4.5	-0.9
	Total Revenues	193.1	147.0	29%	557.0	468.3	19%

	Leases and services	59.8	43.5	37%	200.1	146.1	37%
	Consumer Financing	15.3	-10.9	240%	29.3	-123.9	124%
Operating Income	Other	0.8	0.6	34%	0.8	3.0	-73%
	Eliminations	-1.8	0.7		-0.3	1.7
	Total Operating Income	74.1	34.0	118%	229.9	26.9	755%

	Leases and services	86.4	65.0	33%	281.4	208.3	35%
	Consumer Financing	17.1	-14.3	219%	35.9	-123.5	129%
EBITDA	Other	0.8	0.6	33%	0.8	3.0	-73%
	Eliminations	-2.30	1.7		-2.3	1.7
	Total EBITDA	102.0	53.0	92%	315.8	89.5	253%
Net Result		18.5	-6.2		89.8	-38.5

Comments on transactions for the quarter

After an atypical start of 2009 which stood out by the smaller inflow of foreign tourists due to the international crisis and the H1N1 virus outbreak (which had affected sales during the third and fourth quarters of fiscal year 2009) the shopping center industry experienced a significant rebound during the first nine months of fiscal year 2010. Sales in the summer months grew notably as a result of the recovery in domestic consumption and the inflow of tourists, mainly from Brazil and Chile. Prospects in this segment for the rest of 2010 are promising, hand in hand with the upsurge in consumption and economic activities.

ALTO PALERMO S.A (APSA)

During the nine-month period ended on March 31, 2010 our tenants’ sales in our shopping Centers amounted to Ps. 4,068.3 million. In nominal terms, this amount points to a 34% increase compared to the same period of the previous fiscal year. During the third quarter of fiscal year 2010, our tenants’ sales amounted to Ps. 1,253.4 million, a 51% increase compared to the same period of the previous fiscal year. In the same shopping centers, such sales amounted to Ps. 1,083.6 million, compared to the same quarter of the previous year (an increase of 30%). This trend was observed all throughout quarter, reflecting a YoY increase of 46%, 52% and 54% for January, February and March 2010, respectively, compared to the same months of 2009. In the same shopping centers, such sales increased 25%, 32% and 33%, respectively.

Accumulated Sales as of IIIQ

Tenants’ Sales

The business success of our tenants allowed us to maintain occupancy rates at our Shopping Centers at 98.0% as of March 31, 2010.

ALTO PALERMO S.A (APSA)

Shopping Centers’ Occupancy Rates

The evolution of this variable shows the excellent quality of our shopping center portfolio.

Development of new shopping center in Palermo. We are currently working in this project, which we expect to roll out in the next months. The project includes, in principle, the development of retail stores, including green areas and a restaurant hub, over a total buildable area of approximately 24,000 square meters.

“Soleil Factory” Shopping Center. The process for transferring the Shopping Center’s goodwill has already started. Upon its completion, possession of part of the building will be delivered. We expect the transaction to be completed in the next months in order for APSA to be able to include this new Shopping Center in its portfolio.

Developments

Torres Rosario Project (APSA’s barter). A barter was executed over 2 parcels (2-G and 2-H) for the construction of two condominiums, whose degree of progress is 99% and 25%, respectively. Completion of works is expected for July 2010 and December 2011. The process of sale of the condominiums in parcel 2-G has started.

Consumer Financing Segment –Tarshop S.A.

Due to the more stringent origination requirements applied and the measures aimed at controlling portfolio delinquency, the loan portfolio including securitized coupons as of March 31, 2010 amounted to Ps. 531.0 million, 15% less than the Ps. 624.7 million portfolio posted in the same period of the previous fiscal year. Delinquent loans past 90 to 180 days represented 3.6% of the portfolio, whereas in the same month of 2009 they had amounted to 7.8% of the portfolio.

ALTO PALERMO S.A (APSA)

The following chart illustrates the changes in the monthly volume of loan origination:

Loan Origination

The following chart illustrates the changes in Loan Balances at the end of each month and the recovery of 3 to 6 month delinquency rates.

Loan Portfolio and 3 to 6 months delinquency rates

ALTO PALERMO S.A (APSA)

This reflects a recovery in Tarshop S.A.’s results of operations, owing to the measures adopted and the improvement in capitalization combined with a relative stabilization in local financial markets, a decline in the write-off of bad debts and a decrease in operating expenses, confirming the diagnosis we had previously made.

On December 29, 2009, Alto Palermo S.A. executed a stock purchase agreement with Banco Hipotecario S.A. whereby Banco Hipotecario agreed the acquisition of 80% of Tarshop S.A.’s stock capital held by APSA. The transaction is subject to the occurrence of certain events, including the grant of the Argentine Central Bank’s consent, in compliance with the applicable laws.

The transaction price was fixed at USD 26.8 million, payable as follows: USD 5.4 million as of the date of execution of the referred agreement, whereas the remaining balance of USD 21.4 million will be payable within 5 business days after the date the Argentine Central Bank gives notice of its consent to the transaction. Banco Hipotecario is in an unmatched position to endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

Financial Debt

As of March 31, 2010, the composition of APSA’s financial debt was as follows:

Description	Issue Currency	Outstanding Amount[1]	Interest Rate	Maturity
Series IV Notes (Local)		6.6	6.75%	May-11
Arcos del Gourmet		3.6		Until Nov-11
Convertible Notes	USD	47.2	10%	Jul-2014
Series I Notes (International)[2]		120.0	7.88%	May-17

Short term debt[3]		25.6	Variable	<180 days
Series III Notes (Local)[4]	Ps.	14.4	badlar + 300 bps	May-11
Series II Notes (International)[5]		34.0	11.00%	Jun-12
Total Debt		251.4

(1)	Stated in millions of USD at the exchange rate of 3.878 Ps. = 1 USD. Excludes interest accrued as of March 31, 2010.
(2)	As of March 31, 2010 APSA had repurchased a face value of USD 5.0 million.
(3)	Including Tarshop’s banking debt of Ps. 69.2 million.
(4)	As of March 31, 2010, our subsidiary Emprendimiento Recoleta S.A. held a face value of Ps. 12.0 million.
(5)	As of March 31, 2010, APSA had repurchased a face value of USD 4.8 million.

Series I, II, III and IV Notes refer to the Series No. 1, Series No. 2, Series No. 3 and Series No. 4 Notes issued under the Global Note Program for a principal amount of up to USD 200 million, authorized by the Argentine Securities Commission under Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A (APSA)

Progress in the accomplishment of the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved the specific implementation plan for the application of the IFRS.

Prospects for the next quarter

Our business segments have shown a robust and sound performance. The quality of our asset portfolio, as shown by its high occupancy levels, has allowed us to capitalize on the effects of the economic recovery and resume the rhythm of revenues and results.

Shopping centers maintain high occupancy levels and a strong commitment and adhesion by tenants. The rhythm of sales in the shopping centers has shown a sound recovery during the third quarter of fiscal year 2010, in line with the positive trend that has been observed during the last months. Tenants continue to be loyal and support our new proposals in this segment.

In addition, we will continue working to improve the services offered to our tenants and consumers, seeking to maintain our successful occupancy levels and traffic in our Shopping Centers. In this sense, we expect to expand our portfolio in the next few months by adding Soleil to our portfolio and launching a new project in Palermo (through our subsidiary Arcos del Gourmet S.A.).

As concerns the Consumer Financing business, the first nine months of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. By the end of the third quarter, operating data in this segment have shown signs of stabilization. However, we will continue to work with the aim of optimizing operating and financial performance in this segment, and in pursuit of this goal we aspire to complete the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

ALTO PALERMO S.A (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	03.31.10	03.31.09	03.31.08	03.31.07	03.31.06
Current assets	546,874	443,641	605,660	317,331	213,619
Non-current assets	1,921,022	1,858,525	1,545,762	1,334,865	1,092,657

Total	2,467,896	2,302,166	2,151,422	1,652,196	1,306,276

Current liabilities	594,778	585,151	419,190	504,809	242,145
Non-current liabilities	943,496	857,638	807,440	262,872	239,423

Subtotal	1,538,274	1,442,789	1,226,630	767,681	481,568

Minority interest	129,926	109,911	87,214	71,397	30,151
Shareholders’ equity	799,696	749,466	837,578	813,117	794,557

Total	2,467,896	2,302,166	2,151,422	1,652,195	1,306,276

3.	Consolidated income structure as compared with the same period of the four previous years.

	03.31.10	03.31.09	03.31.08	03.31.07	03.31.06
Operating income	229,897	26,896	148,556	125,991	105,693
Net loss on equity investments	—	—	(14)	(679)	(490)
Amortization of goodwill	(1,226)	(799)	(1,805)	(3,513)	(3,569)
Financial results, net	(69,044)	(91,800)	(15,052)	(12,554)	(21,325)
Other (expense) income, net	(10,063)	322	3,979	(1,611)	(1,122)

Income (loss) before taxes and minority interest	149,564	(65,381)	135,664	107,634	79,187

Income tax	(55,941)	14,526	(64,062)	(48,955)	(42,435)
Minority interest	(3,785)	12,403	(2,210)	(5,414)	(4,202)

Net income (loss)	89,838	(38,452)	69,392	53,265	32,550

ALTO PALERMO S.A (APSA)

4.	Statistical data as compared with the the four previous years.

Not applicable.

5.	Key ratios as compared with the four previous years.

	03.31.10	03.31.09	03.31.08	03.31.07	03.31.06
Liquidity

Current assets	546,874	443,641	605,660	317,331	213,619

Current liabilities	594,778	585,151	419,190	504,809	242,145

Ratio	0.92	0.76	1.44	0.63	0.88

Debt

Total liabilities	1,538,274	1,442,789	1,226,630	767,681	481,568

Shareholders’ equity	799,696	749,466	837,578	813,117	794,557

Ratio	1.92	1.93	1.46	0.94	0.61

Solvency

Shareholders’ equity	799,696	749,466	837,578	813,117	794,557

Total liabilities	1,538,274	1,442,789	1,226,630	767,681	481,568

Ratio	0.52	0.52	0.68	1.06	1.65

Non-Current Assets to total Assets

Non-current assets	1,921,022	1,858,525	1,545,762	1,334,865	1,092,657

Total assets	2,467,896	2,302,166	2,151,422	1,652,196	1,306,276

Ratio	0.78	0.81	0.72	0.81	0.84

Profitability

Net income (loss) for the year	89,838	(38,452)	69,392	53,265	32,550

Average shareholders’ equity	782,777	798,811	830,743	809,979	792,783

Ratio	0.115	(0.048)	0.084	0.066	0.041

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2010

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	03.31.10 Ps.	12.31.09 Ps.	09.30.09 Ps.	06.30.09 Ps.	Total Ps.

Accounts receivable, net	31,657	5,803	—	—	37,460

b)	Past due payable:

	03.31.10 Ps.	12.31.09 Ps.	09.30.09 Ps.	06.30.09 Ps.	Total Ps.
Trade accounts payable	7,837	54	1,215	12	9,118

c)	Receivables and liabilities with no fixed term:

03.31.10 Ps
Accounts receivable, net	350
Other receivables and prepaid expenses, net	1,668
Taxes payable	15,361
Customer advances	1,685
Other liabilities	20,521
Provisions	6,807

ALTO PALERMO S.A (APSA)

3.	(Continued)

d)	Current receivables to mature:

	06.30.10 Ps.	09.30.10 Ps.	12.31.10 Ps.	03.31.11 Ps.	Total Ps.
Accounts receivable, net	83,570	15,815	6,226	2,827	108,438
Other receivables and prepaid expenses, net	19,394	27,369	2,240	1,511	50,514

e)	Non-current receivables to mature:

	03.31.12 Ps.	03.31.13 Ps.	03.31.14 Ps.	03.31.15 Ps.	Total Ps.
Accounts receivable, net	550	44	50	29	673
Other receivables and prepaid expenses, net	167	152	89	382	790

f)	Current liabilities to mature:

	06.30.10 Ps.	09.30.10 Ps.	12.31.10 Ps.	03.31.11 Ps.	Total Ps.
Trade accounts payable	27,337	992	1,004	6,544	35,877
Customer advances	31,676	15,601	12,597	10,350	70,224
Short-term debt	73,908	3,265	19,534	(304)	96,403
Salaries and social security payable	5,076	4,438	—	—	9,514
Taxes payable	11,954	439	26,817	465	39,675
Other liabilities	1,361	1,232	9,450	1,206	13,249

g)	Non-current liabilities to mature:

	03.31.12 Ps.	03.31.13 Ps.	03.31.14 Ps.	03.31.15 Ps.	Total Ps.
Trade accounts payable	103	—	—	—	103
Customer advances	8,888	7,889	6,592	44,647	68,016
Long-term debt	124,366	19,877	(483)	626,582	770,342
Taxes payable	1,998	2,185	2,390	13,321	19,894
Other liabilities	1,060	946	13,575	11,077	26,658

ALTO PALERMO S.A (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	142,289
Foreign currency	(1)	3,959

Non-current
Local currency	(1)	673

(1)	Does not accrue interest, except for Ps. 703 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	50,756

Non-current
Local currency	(1)	2,216

(1)	Includes Ps. 6,696 that accrue interest at a fixed rate and Ps. 25,820 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	34,433
Foreign currency	(1)	10,562

Non-current
Local currency	(1)	103

(1)	Does not accrue interest.

d)	Customer advances:

Current
Local currency	(1)	70,352
Foreign currency	(1)	1,557

Non-current
Local currency	(1)	68,016

(1)	Does not accrue interest, except for Ps. 2,904 that accrue interest at a variable market rate.

ALTO PALERMO S.A (APSA)

4.	(Continued)

e)	Short-term and long-term debt:

		Ps.
Current
Local currency	(1)	67,701
Foreign currency	(1)	28,702

Non-current
Local currency	(1)	112,327
Foreign currency	(1)	658,015

(1)	Includes Ps. 768,638 that accrue interest at a fixed rate and Ps. 80,578 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	9,515

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	39,675

Non-Current
Local currency	(1)	35,255

(1)	Does not accrue interest, except for Ps. 21,675 that accrue interest at a fixed rate.

h)	Other liabilities:

Current
Local currency	(1)	30,276
Foreign currency	(1)	3,481

Non-current
Local currency	(1)	22,606
Foreign currency	(1)	4,064

(1)	Does not accrue interest.

ALTO PALERMO S.A (APSA)

4.	(Continued)

i)	Provisions

Ps.
Non-Current
Local currency	(1)	6,087

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the Unaudited Basic Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the Unaudited Basic Financial Statements.

8.	Current values.

See Notes 2.5 and 2.6 to the Unaudited Basic Financial Statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the Unaudited Basic Financial Statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

ALTO PALERMO S.A (APSA)

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto	17,200	106,011	Fire, full risk and dismissed profit
Alto Palermo S.A.	18,600	140,245	Fire, full risk and dismissed profit
Mendoza Plaza	5,200	80,919	Fire, full risk and dismissed profit
Paseo Alcorta	8,000	70,847	Fire, full risk and dismissed profit
Alto Avellaneda	10,900	74,653	Fire, full risk and dismissed profit
Alto Rosario	6,200	79,012	Full risk, construction and assembly
Patio Bullrich	6,600	90,338	Fire, full risk and dismissed profit
Córdoba Shopping - Villa Cabrera	2,700	63,685	Fire, full risk and dismissed profit
Alto Noa	3,000	21,949	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

ALTO PALERMO S.A (APSA)

18.	Restrictions on distribution of profits.

See Note 13 to Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, May 11, 2010.

Saúl Zang Vice-President I
acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2010 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2010 and 2009 and the complementary notes 1 to 21 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2010 and 2009, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report on September 8, 2009, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at March 31, 2010 and 2009 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2009 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2010, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 991,175.51, which was not claimable at that date.

Autonomous City of Buenos Aires, May 11, 2010.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 1 Fº 30 Dr. Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: May 21, 2010.